UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 30, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Management Proposal Extraordinary General Meeting, 2026 November 30, 2026 , at 2: 3 0 pm Location: Avenida João Cabral de Mello Neto, 850 South Tower, 13º floor Barra da Tijuca, in the city and state of Rio de Janeiro Classificado como Uso Interno Table of Contents Item 1. 2. 3. Call Notice Participation Manual Subject Proposal for the Incorporation of I-Systems Soluções de Infraestrutura S.A. (“I-Systems”) into TIM S.A. (“Company”) Annex I Annex II Annex III Merger, Spin-off, Incorporation and Share Incorporation Transactions pursuant to Annex I of CVM Resolution No. 81 Protocol and Justification for the Incorporation of I-Systems Soluções de Infraestrutura S.A. into TIM S.A. Appraisal Report of I-Systems Soluções de Infraestrutura S.A. Annex IV Information on the Appraisal Firm pursuant to Annex L of CVM Resolution No. 81 Annex V Terms of the Appraisal Firm’s Engagement Proposal Annex VI Minutes of the meetings of the Board of Directors, Fiscal Council and Statutory Audit Committee at which the Incorporation was discussed 4. Annex VII Proposal to Amend and Restate the Company’s By-Laws Comparative Chart of the Amendments to the By-Laws Annex VIII Restated By-Laws Page 03 07 16 17 29 37 57 60 83 91 92 94 Classificado como Público 1. Call Notice Classificado como Público TIM S.A. Publicly-Held Company CNPJ/MF 02.421.421/0001-11 NIRE 33.3.0032463-1 CALL NOTICE EXTRAORDINARY SHAREHOLDERS’ MEETING The Shareholders of TIM S.A. (“Company”) are called upon, as set forth in Section 124 of Law No. 6,404/1976, to attend the Company’s Extraordinary Shareholders’ Meeting, to be held exclusively in person on November 30th, 2026, at 2:30 pm, at Avenida João Cabral de Mello Neto, nº 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda: (1) To resolve on the proposed incorporation (“Incorporation”) of the Company’s wholly-owned subsidiary, I SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. (“Incorporated Company”), into the Company, and, therefore, examine, discuss and resolve on: (1.1) the approval of the “Protocol and Justification of Incorporation of I Systems Soluções de Infraestrutura S.A. into TIM S.A.” (“Protocol”), entered into on October 30th, 2026, by the management of the Company and the Incorporated Company, which establishes the terms and conditions of the Incorporation proposal; (1.2) the ratification of the appointment and hiring of APSIS Consultoria e Avaliações Ltda. (“Appraisal Firm”), a specialized company responsible for preparing the appraisal report of the Incorporated Company’s net equity (“Appraisal Report”); (1.3) the approval of the Appraisal Report; (1.4) the approval of the Incorporation, under the terms of the Protocol and subject to the satisfaction of the condition precedent established therein; and (1.5) the authorization for the performance, by the officers and attorneys-in-fact of the Company, of all necessary measures for the consummation of the Incorporation, under the terms of the Protocol; and (2) To resolve on the amendment and restatement of the Company’s By-laws. General Instructions: 1. All documents and information regarding the subjects to be analyzed and resolved on at the Extraordinary Shareholders’ Meeting are at the Shareholders’ disposal at the Company’s head office, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov. 1 2. The Extraordinary Shareholders’ Meeting will be held exclusively in person, in accordance with the practice adopted by the Company in its meetings, with a view to ensuring full engagement, transparency and effectiveness in the resolutions. In this context, shareholders may participate in person or through a duly constituted proxy, according to the provisions of Section 126 of Law No. 6,404/1976 and of §§ 1 and 2 of Section 12 of the Company's By-laws, as well as by distance voting ballot, in accordance with the detailed guidelines below: a. In-person: It is recommended that the Shareholder who chooses to participate in person indicate their intention by sending, by e-mail to ri@timbrasil.com.br, a copy of an identification document (identification card and CPF number) no later than 2 (two) business days before the Meeting; b. By proxy: It is recommended that the Shareholder to be represented at the Shareholders’ Meeting send, by e-mail to ri@timbrasil.com.br, no later than 2 (two) business days prior to the Meeting, the applicable supporting documentation: Natural person: i. ii. Legal Entity: (i) (ii) (iii) A power of attorney with specific powers, signed in one's own hand, with a notarized signature, or electronically, using ICP-Brasil certification; and Identity card and CPF number of the proxy. Power of attorney with specific powers, signed by the individual, with a notarized signature, or electronically, using ICP-Brasil certification; Last bylaws or consolidated articles of association and corporate documents proving the legal representation of the legal entity shareholder or, if an investment fund, the bylaws or consolidated articles of association of its administrator or manager, as the case may be, the corporate documents proving the administrator's or manager's powers of representation and the investment fund's current regulations; and Identity card and CPF number of the proxy. Representative of Corporate Shareholder/Investment Fund: (i) Last bylaws or consolidated articles of association and corporate documents proving the legal representation of the legal entity shareholder or, if an investment fund, the bylaws or consolidated articles of association of its administrator or manager, as the 2 (ii) case may be, the corporate documents proving the administrator's or manager's powers of representation and the current regulations of the investment fund; and Identity card and CPF number of the legal representative. c. By distance voting ballot: The Shareholder that, pursuant to CVM Resolution No. 81/2022, chooses to participate by distance voting ballot, shall send the instructions for filing the form to its respective custodian agents, the central depositary or the depositary institution of the Company’s shares, or shall send the form directly to the Company, as further detailed in the Participation Manual, by e mail to ri@timbrasil.com.br, or to the address indicated below, and, in any case, the ballot must be received up to four (4) days prior to the Shareholders’ Meeting, that is, by November 26th, 2026. 3. The distance voting ballot is available at www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov. 4. The documents mentioned herein, when sent physically, must be forwarded as follows: TIM S.A., attention to the Investor Relations Officer, Mr. Vicente De Moraes Ferreira, at Avenida João Cabral de Mello Neto, 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro. 5. Any queries regarding this Call Notice may be sent to the Investor Relations Department by e-mail to ri@timbrasil.com.br. Rio de Janeiro (RJ), October 30th, 2026. Adrian Calaza Chairman of the Board of Directors 3 2. Participation Manual Classificado como PúblicoTABLE OF CONTENTS1. Management Message …………………………………………………………………………..……………………3 2. Date, time, schedule and location of the Meeting ....………………………………………………….4 3. Information on the matters to be resolved upon …………………………………………………….…5 4. General Information ……………………………………………………....................................................…6 5. Participation Guidelines ………………………………………………......................................................6 6. Relevant Links ………………………………………………………..............................................................91. Management Message Dear Shareholder, TIM S.A. (“Company” or “TIM”) reinforces its commitment to best corporate governance practices, ethics and professional management, and works to provide direct, clear and objective communication to its shareholders and the market in general. The activities of the Company and its management are guided by the principles of transparency, integrity, ethics and corporate responsibility, which govern the conduct of business, relationships with stakeholders and the disclosure of reliable and timely information to the market, in accordance with the guidelines of the Company’s Code of Ethics and Conduct. TIM is the telecommunications company that has been listed for the longest period on B3’s Novo Mercado special segment, recognized as the highest standard of corporate governance. Among the practices adopted by the Company are the exclusive trading of voting common shares, the maintenance of a permanent Fiscal Council and a Statutory Audit Committee, in addition to other advisory committees, and the granting of 100% tag-along rights to shareholders. Effective shareholder participation in this Meeting provides an opportunity to discuss and vote on the matters submitted for resolution based on the information disclosed, enabling informed decision making. Accordingly, to facilitate and encourage shareholder participation and reinforce its commitment to fostering best corporate governance practices, the Company will adopt the remote voting system established by CVM Resolution No. 81/2022, as amended. Instructions for exercising voting rights through the remote voting ballot are detailed throughout this document. This Manual is intended to clearly and accurately present all information relating to the Company’s Extraordinary Shareholders’ Meeting, including details of the proposals to be considered and instructions for shareholder participation in the Meeting. Accordingly, we are pleased to invite you to attend the Extraordinary Shareholders’ Meeting of TIM S.A., to be held on November 30, 2026, at 2:30 p.m., at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th Floor, Barra da Tijuca, Rio de Janeiro/RJ. Sincerely, Management 2. Date, time, schedule and location of the Meeting Date and Time The Extraordinary Shareholders’ Meeting will be held on November 30, 2026, at 2:30 p.m., exclusively in person, without prejudice to the exercise of voting rights through a duly appointed proxy or by submitting a remote voting ballot pursuant to CVM Resolution No. 81/2022. Interested parties are advised to arrive at the location 30 (thirty) minutes before the indicated time. Schedule 2:00 p.m.: 2:30 p.m.: 4:30 p.m.: Shareholder access and registration begin Meeting begins Estimated closing time of the Meeting* * Estimated closing time based on the history of prior Shareholders’ Meetings and subject to change. Location TIM S.A. - Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th Floor, Barra da Tijuca, Rio de Janeiro, RJ. Access to the meeting will be through the Company’s main entrance. 3. Information on the matters to be resolved upon (1) Incorporation of I-Systems into TIM Management proposes the incorporation of I-Systems Soluções de Infraestrutura S.A. (“I-Systems” or the “Incorporated Company”), a wholly-owned subsidiary of the Company, into TIM (“Incorporation”), pursuant to the Protocol and Justification for Incorporation entered into by the management of TIM and I-Systems on October 30, 2026 (“Protocol”). For this purpose, shareholders will specifically resolve upon: (1.1) Approval of the “Protocol and Justification for the Incorporation of I-Systems Soluções de Infraestrutura S.A. into TIM S.A.” (“Protocol”), entered into on October 30, 2026 by the management of the Company and I-Systems, which sets forth the terms and conditions of the proposed Incorporation; Management proposes the approval of the Protocol, which sets forth the terms and conditions of the Incorporation and is further detailed in this Management Proposal. (1.2) Ratification of the appointment and engagement of APSIS Consultoria e Avaliações Ltda. (“Appraisal Firm”), the specialized firm responsible for preparing the appraisal report of the net equity of I-Systems (“Appraisal Report”) Management proposes the ratification of the appointment and engagement of APSIS Consultoria e Avaliações Ltda. (“Appraisal Firm”), the specialized firm responsible for preparing the Appraisal Report of the net equity of I-Systems, which forms an integral part of the Management Proposal. (1.3) Approval of the Appraisal Report Management proposes the approval of the Appraisal Report prepared by the Appraisal Firm, which forms an integral part of the Management Proposal. (1.4) Approval of the Incorporation pursuant to the Protocol and subject to the satisfaction of the condition precedent set forth therein Management proposes the approval of the incorporation of I-Systems into TIM pursuant to the Protocol and subject to satisfaction of the condition precedent set forth therein. (1.5) Authorization for the Company’s officers and attorneys-in-fact to take all measures required to consummate the Incorporation pursuant to the Protocol. Management proposes authorizing the Company’s officers and attorneys-in-fact to take all measures required to consummate the Incorporation pursuant to the Protocol. (2) Resolve upon the amendment and restatement of the Company’s By-Laws. Management proposes the amendment of Article 5 of the Company’s By-Laws to reflect the new number of shares into which its capital stock is divided as a result of the cancellation of 13,200,000 treasury shares, with no reduction in the Company’s capital stock, approved by the Board of Directors on September 17, 2026, as disclosed in the Material Fact released on the same date. The comparative chart of amendments and the proposed restated version of the By-Laws are included in the Annexes to the Management Proposal. 4. General Information Installation Quorum Pursuant to Article 135 of Law No. 6,404/76, the Meeting will be installed on first call with the presence of shareholders representing at least two-thirds (2/3) of the Company’s voting capital stock. If the quorum is not reached, the Company will publish a new Call Notice informing the date of the Meeting on second call, which may be installed with the presence of any number of shareholders. Supporting Materials All documents and information relating to the matters to be examined and resolved upon at the Extraordinary Shareholders’ Meeting are available to shareholders at the Company’s headquarters and at the following websites: https://ri.tim.com.br/, www.cvm.gov.br, www.b3.com.br and www.sec.gov. 5. Participation Guidelines Shareholders may participate in person or through a duly appointed proxy, pursuant to Article 126 of the Brazilian Corporations Law and paragraphs 1 and 2 of Article 12 of the Company’s By-Laws, as well as by remote voting ballot, in accordance with the detailed instructions below: I. II. In Person: It is recommended that the Shareholder who chooses to participate in person indicate their intention by sending, by e-mail to ri@timbrasil.com.br, a copy of an identification document (identification card and CPF number) no later than 2 (two) business days before the Meeting; By Proxy: It is recommended that the Shareholder to be represented at the Shareholders’ Meeting send, by e-mail to ri@timbrasil.com.br, no later than 2 (two) business days prior to the Meeting, the applicable supporting documentation: Natural Person: (i) (ii) Power of attorney granting specific powers, signed by hand with a notarized signature or electronically using ICP-Brasil certification; and Identification card and CPF number of the proxy. Legal Entity: (i) (ii) (iii) Power of attorney granting specific powers, signed by hand with a notarized signature or electronically using ICP-Brasil certification; Latest consolidated By-Laws or Articles of Association and corporate acts evidencing the legal representation of the legal entity shareholder or, in the case of an investment fund, the consolidated By-Laws or Articles of Association of its administrator or manager, as applicable, the corporate documents evidencing the powers of representation of the administrator or manager, and the current regulations of the investment fund; and Identification card and CPF number of the proxy. Representative of a Legal Entity Shareholder/Investment Fund: (i) (ii) III. Latest consolidated By-Laws or Articles of Association and corporate acts evidencing the legal representation of the legal entity shareholder or, in the case of an investment fund, the consolidated By-Laws or Articles of Association of its administrator or manager, as applicable, the corporate documents evidencing the powers of representation of the administrator or manager, and the current regulations of the investment fund; and Identification card and CPF number of the legal representative. Remote Voting Ballot: Shareholders opting to exercise their voting rights through a Remote Voting Ballot pursuant to CVM Resolution No. 81/2022 may submit the ballot through the following channels: (i) (ii) Through service providers (custodians): Shareholders must submit their voting instructions to their respective custody agents in accordance with the rules and procedures established by them. The custody agents will, in turn, forward the voting instructions to B3’s Central Depository, as applicable. Shareholders should contact their custody agents or B3’s Central Depository to confirm the procedures for issuing voting instructions through the ballot and the documents and information required for that purpose. Through the bookkeeping agent for the Company’s shares: Shareholders must visit any Banco Bradesco branch with identification or legal representation documents. The list of available branches can be found at www.bradesco.com.br Bradesco’s Share and Custody Department is available to shareholders for further information and assistance through the channels indicated below: Email: bcsf.escrituracao@bradesco.com.br Telephone: 0800 701 1616 (iii) Directly to the Company: Shareholders opting to submit the Remote Voting Ballot directly to the Company must send the duly completed, initialed and signed ballot together with the applicable documentation listed below. Simple copies of the documents are acceptable, except with respect to the form of signature on the ballot: • Individual shareholder: official identification document with a photograph; • Legal entity shareholder: official identification document with a photograph of the legal representative(s), latest consolidated By-Laws or Articles of Association, and documents evidencing powers of representation (minutes of election and/or power of attorney); • Investment funds: official identification document with a photograph of the legal representative(s) of the administrator or manager, as applicable, current consolidated fund regulations, By-Laws or Articles of Association of the administrator, and documents evidencing powers of representation (minutes of election and/or power of attorney). The ballot must be signed: (a) digitally, using an ICP-Brasil certificate, when submitted electronically; or (b) physically, with a notarized signature, when submitted in hard copy. Shareholders opting to submit the voting ballot directly to the Company may do so: (i) electronically, by sending the ballot and applicable documentation to ri@timbrasil.com.br; or (ii) in hard copy, by sending them to the following address: TIM S.A., Attn.: Investor Relations Officer, Vicente De Moraes Ferreira, Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th Floor, Barra da Tijuca, City and State of Rio de Janeiro. Upon receipt of the aforementioned documents directly by the Company, the Company will notify the shareholder of their receipt and acceptance or rejection pursuant to CVM Resolution No. 81/2022, as amended. Subject to the exception provided for in CVM Resolution No. 81/2022, if there is any discrepancy between a remote voting ballot received directly by the Company and a voting instruction included in the consolidated voting map sent by the central depository for the same CPF or CNPJ registration number, the voting instruction contained in the voting map will prevail, and the ballot received directly by the Company must be disregarded. In all cases, the Remote Voting Ballot must be received no later than 4 (four) days before the Shareholders’ Meeting, that is, by November 26, 2026. 6. Relevant Links TIM Investor Relations: https://ri.tim.com.br/ Brazilian Securities and Exchange Commission – CVM www.cvm.gov.br B3 – Brasil, Bolsa, Balcão www.b3.com.br U.S. Securities and Exchange Commission – SEC www.sec.gov 3. Proposal for the Incorporation of I Systems Soluções de Infraestrutura S.A. (“I Systems”) into TIM S.A. (“Company”) Classificado como Público Annex I: Merger, Spin-off, Incorporation and Share Incorporation Transactions pursuant to Annex I of CVM Resolution No. 81 Classificado como Público ANNEX I MERGER, SPIN-OFF, INCORPORATION AND SHARE INCORPORATION TRANSACTIONS PURSUANT TO ANNEX I OF CVM RESOLUTION NO. 81 1. Protocol and justification of the transaction, pursuant to Articles 224 and 225 of Law No. 6,404 of 1976 The Protocol and Justification for the Incorporation of I-Systems Soluções de Infraestrutura S.A. ("I-Systems") into TIM S.A. (“Company”) (“Protocol”) is included as Annex II to this Management Proposal. 2. Other agreements, contracts and preliminary agreements governing the exercise of voting rights or the transfer of shares issued by the surviving or resulting companies, filed at the company’s headquarters or to which the company’s controlling shareholder is a party. There are no agreements, contracts or preliminary agreements filed at the headquarters of the Company or I-Systems, or to which the Company’s controlling shareholder is a party, governing the exercise of voting rights or the transfer of shares issued by the companies involved in the Incorporation. 3. Description of the transaction, including: (a) Terms and conditions As approved by the Company’s Board of Directors and disclosed in a Material Fact on this date, the incorporation of I-Systems into TIM S.A. is proposed pursuant to the Protocol. As a result of the Incorporation, all of I-Systems’ shareholders’ equity will be transferred to the Company, based on the book value determined as of July 31, 2026 (“Base Date”), corresponding to R$1,562,205,580.51 (one billion, five hundred sixty-two million, two hundred five thousand, five hundred eighty Brazilian reais and fifty-one centavos), pursuant to the appraisal report prepared for purposes of Article 227 of Law No. 6,404/76, as amended (“Brazilian Corporations Law”), and attached to the Protocol (“Appraisal Report”). Considering that the Company currently holds all shares issued by I-Systems, the Incorporation will not result in an increase in the Company’s capital stock, the issuance of new shares or any change in its shareholding structure, and Article 264 of the Brazilian Corporations Law will not apply. The Incorporation will not result in any amendment to the Company’s ByLaws or give rise to withdrawal rights for the Company’s shareholders. I-Systems holds authorizations from the Brazilian Telecommunications Agency (“ANATEL”) to provide Multimedia Communication Services (“SCM”) and Private Limited Services (“SLP”). ANATEL approved the transaction and the resulting transfer and consolidation, in TIM’s name, of the Authorizations and other regulatory registrations relating to the services currently provided by I-Systems, pursuant to Decision No. 277 of October 16, 2026 and Act No. 13,546, dated October 27, 2026 (Proceeding No. 53500.069420/2026-83), in accordance with applicable regulations. Consummation of the Incorporation will be subject to completion of the operational and technological procedures required to integrate I-Systems’ systems and processes into the Company’s operational structure and to the full implementation of the system routines required to reflect the effects of the Incorporation (“Condition Precedent”). Management expects the Condition Precedent to be satisfied by the date of the Extraordinary Shareholders’ Meeting called to consider and approve the Incorporation. In that event, the Shareholders’ Meeting will approve the transaction and the Incorporation will become effective on December 1, 2026 (“Effective Date”). If the Condition Precedent has not been satisfied by the date of the Shareholders’ Meeting, the resolutions approving the Incorporation will be subject, for their effectiveness, to the Condition Precedent and will authorize TIM’s Management to certify satisfaction of the Condition Precedent and establish a new Effective Date for the transaction. Revenues, expenses and changes in shareholders’ equity occurring between the Base Date and the Effective Date will be recorded in I-Systems and subsequently absorbed by the Incorporating Company, without any change to the amounts adopted for purposes of the Incorporation. As of the Effective Date, the Incorporation will be deemed consummated for all legal purposes, with the resulting dissolution of I-Systems and its universal succession by the Company in all its rights and obligations, pursuant to Article 227 of Law No. 6,404/76. As a result of its dissolution, all shares issued by I-Systems will be canceled pursuant to Article 226, Paragraph 1, of the Brazilian Corporations Law, without replacement by shares issued by the Company. As this is the incorporation of a company wholly owned by the Company, there will be no share exchange ratio or allocation of Company shares as a result of the Incorporation. The Incorporation will be submitted for approval at the Extraordinary Shareholders’ Meetings of I-Systems and the Company called to be held on November 30, 2026. (b) Indemnification obligations: (i) to the officers of any of the companies involved; and (ii) if the transaction is not consummated There is no obligation to indemnify the officers of either company involved, nor any obligation to indemnify as a result of any failure to consummate the Incorporation, considering that I-Systems is a wholly-owned subsidiary of the Company. (c) Comparative table of the rights, benefits and restrictions of the shares of the companies involved or resulting companies, before and after the transaction Not applicable, considering that I-Systems has no shareholder other than the Company for whom a comparative table of the rights, benefits and restrictions of the shares of the companies involved or resulting companies, before and after the Incorporation, could be relevant. There will be no capital increase or issuance of new Company shares as a result of the Incorporation, and all Company shares will retain the same rights and benefits before and after the Incorporation. All shares issued by I-Systems will be canceled and extinguished upon the Incorporation. (d) Potential need for approval by debenture holders or other creditors Not applicable. On August 14, 2026, I-Systems completed the full settlement of its financial indebtedness through the early repayment of the loan entered into with Banco Itaú and the optional early redemption of all debentures issued by it. Consequently, I Systems has no financial indebtedness to third parties. (e) Assets and liabilities comprising each portion of the shareholders’ equity, in the event of a spin-off Not applicable. (f) Intention of the resulting companies to obtain registration as securities issuers The Company is already registered with the CVM as a category “A” securities issuer and therefore no new registration is required as a result of the Incorporation. I-Systems is a privately-held company and will be dissolved as a result of the Incorporation. 4. Plans for conducting the corporate business, particularly with respect to specific corporate events intended to be carried out There will be no change in the conduct of the Company’s business, considering that I Systems is currently wholly owned by the Company. The Company will maintain its registration as a publicly-held company and will succeed to I-Systems’ rights and obligations. 5. Analysis of the following aspects of the transaction: (a) Description of the main expected benefits, including: (i) synergies; (ii) tax benefits; and (iii) strategic advantages The main expected benefits of the Incorporation are: (i) simplification of the TIM Group’s corporate structure following the acquisition of all of I-Systems’ capital stock; (ii) realization of operating efficiencies resulting from full control of the operation and integration of I-Systems’ assets, teams and processes into the Company’s structure; (iii) consolidation, in a single company, of the assets, resources and operations related to fiber optic infrastructure; (iv) strengthening of the Company’s strategy in the broadband and FTTH segment, expanding its ability to improve the quality of connectivity services and accelerate fixed-mobile convergence initiatives; and (v) positioning the Company to capture future growth and value-creation opportunities in the fiber optic market. In addition, the Incorporation may streamline the Company’s tax and administrative structures by eliminating taxes levied on services provided between the companies involved. (b) Costs No significant costs that could materially impact the Company are expected. (c) Risk factors Considering that I-Systems is a wholly-owned subsidiary of the Company, no material additional risks have been identified beyond those already inherent to the activities currently carried out by the Company and I-Systems. (d) If the transaction is a related-party transaction, potential alternatives that could have been used to achieve the same objectives, indicating the reasons why such alternatives were not pursued The Incorporation is a related-party transaction because I-Systems is a wholly-owned subsidiary of the Company. Management believes that maintaining the current corporate structure or adopting other forms of corporate reorganization would not achieve, to the same extent, the simplification of the corporate structure, the consolidation of assets and operations in a single company, and the potential operating and investment efficiencies expected from the Incorporation. (e) Share exchange ratio Not applicable, since I-Systems has no shareholders other than the Company and no new shares will be issued in connection with the Incorporation. (f) In transactions involving parent companies, subsidiaries or companies under common control, disclose: i. the share exchange ratio calculated in accordance with Article 264 of Law No. 6,404 of 1976; ii. a detailed description of the process for negotiating the share exchange ratio and other terms and conditions of the transaction; iii. if the transaction was preceded, during the previous 12 (twelve) months, by an acquisition of control or acquisition of an interest in a controlling block: a comparative analysis of the share exchange ratio and the price paid in the acquisition of control, and the reasons justifying any valuation differences between the transactions; and iv. the reasons why the share exchange ratio is fair, including a description of the procedures and criteria adopted to ensure the fairness of the transaction or, if the share exchange ratio is not fair, details of the payment or equivalent measures adopted to ensure adequate compensation. Not applicable. Considering that (i) the Incorporation does not change the interests held by the Company’s shareholders, since I-Systems is currently wholly owned by the Company; (ii) there is no exchange of I-Systems shares for shares issued by the Company; and (iii) consequently, there are no interests of minority shareholders to be protected, Article 264 of the Brazilian Corporations Law does not apply. 6. Copy of the minutes of all meetings of the board of directors, fiscal council and special committees at which the transaction was discussed, including any dissenting votes The minutes of the meetings of the Board of Directors, Fiscal Council and Statutory Audit Committee are attached to this Management Proposal. 7. Copy of studies, presentations, reports, opinions or appraisal reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction The Appraisal Report of I-Systems’ shareholders’ equity prepared by the Appraisal Firm and used for purposes of the Incorporation is included in Annex III to this Management Proposal. 8. Identification of any conflicts of interest between the financial institutions, firms and professionals that prepared the documents referred to in item 7 and the companies involved in the transaction As indicated in Annex IV to this Management Proposal, which contains the information required under Annex L to CVM Resolution No. 81, no conflicts of interest were identified between the Company and I-Systems, on the one hand, and the Appraisal Firm referred to in item 7 above, on the other hand. 9. Draft bylaws or amendments to the bylaws of the companies resulting from the transaction Not applicable, since the Incorporation will not result in an increase in capital stock or the issuance of new shares and therefore will not result in any amendment to the Company’s ByLaws. 10. Financial statements used for purposes of the transaction, pursuant to the specific regulation Considering that the Incorporation will not dilute the interests held by TIM shareholders, pursuant to Article 16 of CVM Resolution No. 78/2022, the transaction is exempt from the preparation of the financial statements and pro forma financial information provided for in Articles 6 and 7 of such Resolution. Nevertheless, to support the Incorporation and the preparation of the Appraisal Report, condensed financial statements of I-Systems as of the Base Date of July 31, 2026 were prepared and audited by an independent auditor. 11. Pro forma financial statements prepared for purposes of the transaction, pursuant to the specific regulation No pro forma financial statements were prepared pursuant to Article 16 of CVM Resolution No. 78. 12. Document containing information on the companies directly involved that are not publicly-held companies, including: (a) Risk factors, pursuant to items 4.1 to 4.3 of the Reference Form The risks related to I-Systems are essentially the same as those related to the Company, as described in Section 4 of the Company’s current Reference Form. (b) Description of the main changes in risk factors during the previous fiscal year and expectations regarding any reduction or increase in risk exposure as a result of the transaction Not applicable. Following the Incorporation, I-Systems will be dissolved. There will be no reduction or increase in risk exposure as a result of the Incorporation. (c) Description of its activities, pursuant to items 1.2 to 1.5 of the Reference Form 1.2. Description of the activities carried out by I-Systems I-Systems (formerly known as Fiberco Soluções de Infraestrutura S.A.) was incorporated on December 16, 2020 and its corporate purpose is to operate in the neutral fiber optic network sector in the Brazilian market, offering independent infrastructure to the wholesale segment. The company operates in the States of São Paulo, Minas Gerais, Rio de Janeiro, Goiás, Paraná, Bahia, Pernambuco and Amazonas, totaling approximately 9 million homes passed. I-Systems’ property, plant and equipment consists substantially of transmission and infrastructure equipment, information technology equipment and construction in progress. Construction in progress comprises expenditures incurred in the construction, maintenance and installation of OLT (Optical Line Terminal) equipment. I-Systems holds no equity interest in any other company. 1.3. For each operating segment disclosed in the latest year-end financial statements or, if applicable, in the consolidated financial statements, provide the following information: (a) products and services offered I-Systems operates in a single operating segment related to the provision of independent neutral network infrastructure focused on fiber optics in the telecommunications market. (b) revenue from the segment and its percentage of net revenue For the seven-month period ended July 31, 2026, I-Systems’ Net Revenue was R$208.5 million, 100% attributable to the provision of independent neutral network infrastructure. (c) profit or loss from the segment and its percentage of net income For the seven-month period ended July 31, 2026, I-Systems recorded a loss of R$199.9 million, 100% attributable to the provision of independent neutral network infrastructure. 1.4. With respect to the products and services corresponding to the operating segments disclosed in item 1.3, describe: (a) characteristics of the production process I-Systems’ activities comprise the deployment, operation, maintenance and provision of fiber optic network infrastructure through the leasing of telecommunications equipment and infrastructure, allowing network assets to be shared by one or more telecommunications service providers. (b) characteristics of the distribution process The services are distributed and made available through I-Systems’ fiber optic network infrastructure under agreements entered into with telecommunications service providers. (c) characteristics of the markets in which it operates, particularly: i. share in each market; ii. competitive conditions in the markets I-Systems operates in the Brazilian telecommunications infrastructure and services market, providing network resources to other telecommunications service providers. Its revenues derive primarily from services related to fiber infrastructure, installation, address change, technology migration and installation of additional points. I-Systems operates in the States of São Paulo, Minas Gerais, Rio de Janeiro, Goiás, Paraná, Bahia, Pernambuco and Amazonas. (d) any seasonality I-Systems’ activities are not subject to material seasonality. (e) main inputs and raw materials, disclosing: i. a description of supplier relationships, including whether they are subject to governmental control or regulation, identifying the relevant authorities and legislation; ii. any dependence on a limited number of suppliers; iii. any price volatility. The main costs and resources used in I-Systems’ activities include third-party services, electricity, use of utility poles, maintenance services, and materials and services associated with the maintenance and construction of OLT equipment. The operating infrastructure also includes transmission equipment, telecommunications infrastructure, information technology equipment, software and rights of way. 1.5. Customers accounting for more than 10% of Total Net Revenue For the seven-month period ended July 31, 2026, TIM S.A., I-Systems’ controlling shareholder, accounted for approximately 95% of I-Systems’ total revenue. (d) Description of the economic group, pursuant to item 6 of the Reference Form I-Systems is part of the same economic group as the Company. The current simplified ownership structure of the companies involved in the Incorporation is as follows: TIM S.A (100%) I-Systems (e) Description of capital stock, pursuant to item 12 of the Reference Form I-Systems’ capital stock, fully subscribed and paid in through assets and in Brazilian legal tender, is R$2,394,287,995.00 (two billion, three hundred ninety-four million, two hundred eighty-seven thousand, nine hundred ninety-five Brazilian reais), divided into 2,394,287,995 (two billion, three hundred ninety-four million, two hundred eighty seven thousand, nine hundred ninety-five) registered common shares with no par value. 13. Description of the capital and control structure after the transaction, pursuant to item 6 of the Reference Form Considering that I-Systems is a wholly-owned subsidiary of the Company, the Incorporation will not result in any change to the Company’s capital or control structure. Accordingly, the Company’s capital and control structure will remain as described in item 6 of its current Reference Form. 14. Number, class, type and form of securities issued by each company involved in the transaction held by any other company involved in the transaction or by persons related to such companies, as defined by the rules governing tender offers The Company currently holds 2,394,287,995 (two billion, three hundred ninety-four million, two hundred eighty-seven thousand, nine hundred ninety-five) registered common shares with no par value, representing 100% of I-Systems’ capital stock. I Systems holds no shares or other securities in any company. 15. Exposure of any company involved in the transaction, or persons related thereto, as defined by the rules governing tender offers, to derivatives referenced to securities issued by the other companies involved in the transaction Not applicable. 16. Report covering all transactions carried out during the past 6 (six) months by the persons indicated below involving securities issued by the companies involved in the transaction: a. Companies involved in the transaction i. Private purchase transactions On February 11, 2026, the Company entered into a share purchase and sale agreement with IHS Fiber Brasil – Cessão de Infraestruturas Ltda. for the acquisition of 914,086,877 registered common shares with no par value issued by I-Systems, corresponding to 51% of I-Systems’ total capital stock, for R$950,000,000.00. The transaction was completed on May 6, 2026, following satisfaction of the applicable conditions precedent and receipt of the required regulatory approvals, increasing the Company’s interest from 49% to 100% of I-Systems’ capital stock, whereupon I-Systems became a wholly-owned subsidiary of the Company. ii. Private sale transactions Not applicable. iii. Purchase transactions in regulated markets Not applicable. iv. Sale transactions in regulated markets Not applicable. b. Related parties of companies involved in the transaction: i. private purchase transactions Not applicable. ii. private sale transactions; Not applicable. iii. purchase transactions in regulated markets; Not applicable. iv. sale transactions in regulated markets Not applicable. 17. Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated pursuant to CVM Guidance Opinion No. 35 of 2008. Not applicable. Annex II: Protocol and Justification for the Incorporation of I-Systems Soluções de Infraestrutura S.A. into TIM S.A. Classificado como Público PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. INTO TIM S.A. This private instrument is executed by the parties identified below: TIM S.A., a publicly-held corporation enrolled with CNPJ/MF under No. 02.421.421/0001-11, headquartered in the City and State of Rio de Janeiro, at Avenida João Cabral de Mello Neto, No. 850, Block 001, Rooms 501 to 1208, Barra da Tijuca, ZIP Code 22775-057, registered with the Board of Trade of the State of Rio de Janeiro (“JUCERJA”) under NIRE No. 33.300.324.63-1, herein represented pursuant to its ByLaws (hereinafter simply referred to as “TIM” or the “Incorporating Company”); and I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A., a privately-held corporation enrolled with CNPJ/MF under No. 40.166.794/0001-82, headquartered in the City and State of São Paulo, at Avenida Ermano Marchetti, 172, Annex B, Água Branca, ZIP Code 05038 000, registered with the Board of Trade of the State of São Paulo (“JUCESP”) under NIRE No. 35.300.602.67-6, herein represented pursuant to its ByLaws (hereinafter simply referred to as “I-Systems” or the “Incorporated Company”); Each individually referred to as a “Party” and jointly as the “Companies” or the “Parties”; WHEREAS: (i) I-Systems, originally incorporated as FiberCo Soluções de Infraestrutura S.A., was created in the context of TIM’s strategy to develop and expand its activities related to fiber optic infrastructure and broadband services; (ii) in November 2021, a corporate transaction was completed whereby TIM disposed of control of I-Systems while remaining a minority shareholder of the company; (iii) on February 11, 2026, TIM entered into an agreement to reacquire the equity interest in I-Systems that it did not then hold, which transaction was consummated on May 6, 2026, when I-Systems became wholly owned by TIM as its wholly-owned subsidiary; (iv) for the reasons set forth herein and subject to the terms and conditions established herein, considering that the Incorporating Company holds all shares issued by I-Systems, the Parties deem it convenient and advisable to implement the incorporation of I-Systems, to be submitted to their shareholders for approval, so that, once the transaction is approved and consummated, the Incorporating Company will universally succeed the Incorporated Company, for all legal purposes, in all of its assets, properties, rights and obligations, with the resulting dissolution of I-Systems. 1 PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. INTO TIM S.A. The Parties hereby enter into this Protocol and Justification for Incorporation (“Protocol”), pursuant to Articles 223, 224, 225, 226 and 227 of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporations Law”), and Resolution No. 78 of March 29, 2022 issued by the Brazilian Securities and Exchange Commission (“CVM Resolution No. 78/2022” and “CVM,” respectively), which will be submitted in due course for approval by the shareholders of the Incorporating Company and the Incorporated Company. 1. 1.1. JUSTIFICATION AND CONDITIONS Description. The Parties propose for approval by their respective shareholders a corporate reorganization consisting of the incorporation of I-Systems into TIM (“Incorporation”), with the resulting dissolution of I-Systems and the universal succession by TIM to all of its assets, rights and obligations, pursuant to Article 227 of the Brazilian Corporations Law. As a result of the Incorporation, TIM will succeed I Systems in all of its legal relationships, including, without limitation, all agreements, licenses, authorizations, permits, grants, concessions, labor, social security and tax obligations, and any administrative or judicial proceedings, of any nature, to which I Systems is a party or interested party. 1.2. Justification. The Parties understand that the Incorporation, pursuant to the terms and conditions set forth in this Protocol, is justified by the simplification of the TIM Group’s corporate structure following the acquisition of all of I-Systems’ capital stock, as well as the potential optimization of operating costs and more efficient allocation of investments resulting from the integration of the assets and activities carried out by the Companies. In addition, the Incorporation will consolidate, in a single company, the assets, resources and operations related to fiber optic infrastructure and broadband services, helping strengthen TIM’s strategic positioning in these segments and improve the quality of the connectivity services offered to its customers. 1.3. Condition Precedent and Consummation of the Transaction. Consummation of the Incorporation will be subject to completion of the operational and technological procedures required to integrate I-Systems’ systems and processes into TIM’s operational structure and the full implementation of the system routines required to reflect the effects of the Incorporation (“Condition Precedent”). Management expects the Condition Precedent to be satisfied by the date of the Extraordinary Shareholders’ Meeting called to consider and approve the Incorporation. In that event, the Shareholders’ Meeting will consider and approve the transaction and the Incorporation will become effective on December 1, 2026 (“Effective Date”). If the Condition Precedent has not been satisfied by the date of the Shareholders’ Meeting, the resolutions approving the Incorporation will be subject, for their effectiveness, to the Condition Precedent and will authorize TIM’s Management to 2 PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. INTO TIM S.A. certify satisfaction of the Condition Precedent and establish a new Effective Date for the transaction. As of the Effective Date, the Incorporation will be deemed consummated for all legal purposes, with the resulting dissolution of I-Systems and its universal succession by TIM. 1.4. Prior Approval and ANATEL License. I-Systems holds authorizations from the Brazilian Telecommunications Agency – ANATEL to provide Multimedia Communication Services – SCM and Private Limited Services – SLP (“Authorizations”). ANATEL approved the transaction and the resulting transfer and consolidation, in TIM’s name, of the Authorizations and other regulatory registrations relating to the services currently provided by I-Systems pursuant to Decision No. 277 of October 16, 2026 and Act No. 13,546, dated October 27, 2026 (Proceeding No. 53500.069420/2026-83), in accordance with applicable regulations. 1.5. Absence of Economic Concentration. Considering that the Incorporation is a corporate reorganization between a parent company and its wholly-owned subsidiary that will result in the consolidation of the Incorporated Company’s operations and activities into its sole shareholder, TIM, it does not constitute an economic concentration transaction subject to submission to the Brazilian Administrative Council for Economic Defense – CADE. 2. 2.1 APPRAISAL Appraisal Criterion and Base Date. I-Systems will be incorporated into TIM based on the book value of its shareholders’ equity as of July 31, 2026 (“Base Date”). 2.2 Appraisal Report. The appraisal report, prepared in accordance with Articles 226 and 227 of the Brazilian Corporations Law, was issued by the specialized firm APSIS CONSULTORIA E AVALIAÇÕES LTDA., registered with CNPJ/MF under No. 08.681.365/0001-30 and with the CRC under No. 005112/O-9, headquartered in the City and State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th Floor, Centro, ZIP Code 20021 280 (“Appraisal Firm”), based on the appraisal of I-Systems’ book shareholders’ equity as of the Base Date in accordance with accounting practices adopted in Brazil, ad referendum of the shareholders of the Parties hereto, and is attached hereto as Annex I (“Appraisal Report”). 2.3 Independence of the Appraisal Firm. The Appraisal Firm represented that: (i) it is unaware of any direct or indirect conflict of interest or any other circumstance representing a conflict of interest in connection with the preparation of the Appraisal Report; and (ii) it is unaware of any action by the officers of the Companies intended to direct, limit or hinder, or any act that has or could have impaired, access to, use of or knowledge of information, documents or work methodologies relevant to the quality of the services provided. 3 PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. INTO TIM S.A. 2.4 Changes in Shareholders’ Equity. In compliance with Article 224, item III, of the Brazilian Corporations Law, revenues, expenses and changes in shareholders’ equity occurring between the Base Date and the Effective Date will be recorded in I-Systems and subsequently absorbed by the Incorporating Company, without any change to the amounts adopted for purposes of the Incorporation. 2.5 Shareholders’ Equity. Based on the Appraisal Report, the total book value of I Systems’ shareholders’ equity as of the Base Date to be incorporated into TIM amounts to R$1,562,205,580.51 (one billion, five hundred sixty-two million, two hundred five thousand, five hundred eighty Brazilian reais and fifty-one centavos). 3. CURRENT CAPITAL STOCK, CAPITAL STOCK AFTER THE INCORPORATION, SHARE EXCHANGE, VOTING AND ECONOMIC RIGHTS 3.1 TIM’s Current Capital Stock. TIM’s subscribed and paid-in capital stock as of the Base Date is R$13,477,890,507.55 (thirteen billion, four hundred seventy-seven million, eight hundred ninety thousand, five hundred seven Brazilian reais and fifty-five centavos), divided into 2,392,125,889 (two billion, three hundred ninety-two million, one hundred twenty-five thousand, eight hundred eighty-nine) registered, book-entry common shares with no par value. 3.2 I-Systems’ Current Capital Stock. I-Systems’ subscribed and paid-in capital stock as of the Base Date is R$2,394,287,995.00 (two billion, three hundred ninety-four million, two hundred eighty-seven thousand, nine hundred ninety-five Brazilian reais), divided into 2,394,287,995 (two billion, three hundred ninety-four million, two hundred eighty-seven thousand, nine hundred ninety-five) registered common shares with no par value. 3.3 TIM’s Capital Stock after the Incorporation. As a result of the Incorporation, there will be no increase in TIM’s capital stock or issuance of new TIM shares because I Systems is its wholly-owned subsidiary. Accordingly, the investment currently recorded in the Incorporating Company’s equity, represented by all shares issued by I-Systems, will be replaced by the Incorporated Company’s assets and liabilities, with no change to TIM’s capital stock. 3.4 I-Systems’ Capital Stock after the Incorporation. Upon consummation of the Incorporation on the Effective Date, I-Systems will be dissolved, with the resulting extinguishment of its capital stock and all shares issued by it. 3.5 Absence of Share Exchange Ratio. Considering that all shares issued by I-Systems are held by TIM as its wholly-owned subsidiary, the Incorporation will not involve the exchange of I-Systems shares for TIM shares and, consequently, no share exchange ratio will be established in connection with the transaction. 4 PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. INTO TIM S.A. 3.6 Absence of Withdrawal Rights. The Incorporation will not give TIM shareholders withdrawal rights pursuant to Articles 136, item IV, and 137 of the Brazilian Corporations Law because the transaction involves the incorporation of a wholly-owned subsidiary and will not result in any change to equity interests, shareholders’ rights or TIM’s capital structure. 3.7 Absence of Appraisal of Shareholders’ Equity at Market Prices for Purposes of Article 264 of the Brazilian Corporations Law. Considering that TIM holds all shares issued by I-Systems and that the Incorporation will not involve a share exchange ratio, issuance of new shares or change in the interests held by TIM shareholders, Article 264 of the Brazilian Corporations Law does not apply to the Incorporation. 3.8 Absence of Financial Statements for Purposes of CVM Resolution No. 78/2022. Considering that the Incorporation will not dilute the interests held by TIM shareholders, pursuant to Article 16 of CVM Resolution No. 78/2022, the transaction is exempt from the requirement to prepare the financial statements and pro forma financial information provided for in Articles 6 and 7 of such Resolution. Nevertheless, to support the Incorporation and preparation of the Appraisal Report, condensed financial statements of I-Systems as of the Base Date of July 31, 2026 were prepared and audited by an independent auditor. 4. OTHER CONDITIONS APPLICABLE TO THE INCORPORATION AND GENERAL PROVISIONS 4.1. Dissolution of I-Systems. As a result of the Incorporation, I-Systems will be dissolved on the Effective Date pursuant to Article 227 of the Brazilian Corporations Law, and TIM’s officers will arrange for filing and publication of the acts relating to the Incorporation. 4.2. Closing of Branches. As a result of the Incorporation, all branches of the Incorporated Company will be closed and no branch of the Incorporated Company will be transferred to the Incorporating Company. 4.3. Corporate Approvals. The Incorporation will be submitted for prior review by TIM’s Statutory Audit Committee and Fiscal Council and for approval by the shareholders of TIM and I-Systems at Extraordinary Shareholders’ Meetings specifically called to resolve upon the transaction. 4.4. Succession. On the Effective Date, the Incorporating Company will succeed I Systems in its rights and obligations and will be liable for its obligations pursuant to Article 227 of the Brazilian Corporations Law. 4.5. Authorization. The Officers of the Incorporating Company and the Incorporated Company are hereby authorized and responsible for taking all measures required to implement the terms and conditions set forth in this Protocol, subject to approval at the 5 PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. INTO TIM S.A. Extraordinary Shareholders’ Meetings of the Companies, pursuant to applicable law. Upon approval of the Incorporation and satisfaction of the Condition Precedent, the Incorporated Company will be deemed dissolved and the management of the Incorporating Company will be responsible for: (i) arranging for the deregistration, filing, recordation, publication and other acts required for the proper and complete implementation of the Incorporation, including, without limitation, the acts required before the competent governmental authorities to implement the Incorporation; and (ii) maintaining custody of the corporate, accounting and tax books and other documents of the Incorporated Company. 4.6. Digital Signature. The Parties acknowledge as valid, authentic and effective the electronic signatures affixed to this Protocol, including through certificates not issued within the Brazilian Public Key Infrastructure – ICP-Brasil, pursuant to Article 10, Paragraph 2, of Provisional Measure No. 2,200-2 of August 24, 2001. 4.7. Venue. The courts of the City of Rio de Janeiro, State of Rio de Janeiro, are hereby elected to resolve any disputes arising from this Protocol. IN WITNESS WHEREOF, the Incorporated Company and the Incorporating Company execute this Protocol electronically. Rio de Janeiro, October 30, 2026. TIM S.A. _______________________________ By: Alberto Mario Griselli Title: Chief Executive Officer _______________________________ By: Andréa Palma Viegas Marques Title: Chief Financial Officer I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. _______________________________ By: Alberto Mario Griselli Title: Chief Executive Officer _______________________________ By: Andréa Palma Viegas Marques Title: Officer 6 PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. INTO TIM S.A. Witnesses: ____________________________ Name: Leonardo Caiaffo Ferreira ID: 163.815 OAB/RJ CPF: 055.416.587-21 _____________________________ Name: Matheus Enrique Soares Ferreira ID: 244.045 OAB/RJ CPF: 154.816.787-80 7 Annex III: Appraisal Report of I-Systems Soluções de Infraestrutura S.A. Classificado como Público APPRAISAL REPORT AP-00791/26-01 (Free translation) I-Systems Soluções de Infraestrutura S.A. APPRAISAL REPORT: AP-00791/26-01 APPRAISAL DATE: July 31 st , 2026 APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A., BASED ON FINANCIAL STATEMENTS 1. EVALUATION METHODOLOGY APSIS CONSULTORIA E AVALIAÇÕES LTDA., located at Rua do Passeio, Number 62, 6 th floor, Centro, Rio de Janeiro, RJ, Brazil, registered with the National Register of Legal Entities (CNPJ) under Number 08.681.365/0001-30 and with the Regional Accounting Council of Rio de Janeiro under Number 005112/O-9, represented by its partner, MIGUEL CÔRTES CARNEIRO MONTEIRO, accountant, holder of National Identity Document Number 25.647.900-7 (DETRAN/RJ), Brazilian Individual Taxpayer Registry Number (CPF) 105.918.297-11, and registered with the Regional Accounting Council of São Paulo under Number 344.323/O-6, residing in São Paulo, SP, with offices at Rua Bela Cintra, Number 1,200, Suites 21 and 22, Cerqueira César, was engaged by TIM S.A., hereinafter referred to as TIM, located at Avenida João Cabral de Mello Neto, Number 850, Bloco 1, Rooms 501 a 1208, Barra da Tijuca, Rio de Janeiro, RJ, Brazil, registered with CNPJ Number 02.421.421/0001-11 to proceed with the shareholders equity appraisal of I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A., hereinafter referred to as I-SYSTEMS or Company, located at Avenida Ermano Marchetti, Number 172, Anexo B, Água Branca, São Paulo, SP, Brazil, registered with CNPJ Number 40.166.794/0001-82, as of July 31 st , 2026, under Brazilian accounting practices, including Brazilian Corporate Law and the pronouncements, guidelines, and interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). The results of this appraisal are presented below. 1 2. PURPOSE OF APPRAISAL The appraisal of I-SYSTEMS shareholders' equity, as of July 31 st , 2026, under the terms of Articles 226 and 227 of Brazilian Corporate Law No. 6,404/76, is intended to support the merger of the Company by TIM. 3. MANAGEMENT´S RESPONSIBILITY FOR FINANCIAL INFORMATION I-SYSTEMS management is responsible for keeping the accounting records and preparing accounting information in accordance with Brazilian accounting practices, including Brazilian Corporate Law and the pronouncements, guidelines, and interpretations issued by the CPC and approved by the CFC. Management is also responsible for maintaining internal controls deemed necessary to ensure that the financial statements are free from material misstatement, whether due to fraud or error. A summary of the key accounting policies adopted by the Company is provided in Attachment 2 of this Appraisal Report. 4. SCOPE OF WORK AND ACCOUNTANT'S RESPONSIBILITY st Our responsibility is to express a conclusion on the book value of I-SYSTEMS shareholders' equity as of July 31 , 2026, in accordance with Technical Communication CTG 2002, approved by the CFC, which provides the examination of balance sheet for appraisal reports. We examined the Company s trial balance in accordance with applicable Brazilian accounting standards, adhering to ethical requirements and to plan and execute procedures to obtain reasonable assurance that the financial information is free from material misstatement. The preparation of this appraisal report involves specific procedures to obtain evidence regarding the recorded amounts, based on the accountants professional judgment, including an assessment of the risks of material misstatement in shareholders' equity, whether due to fraud or error. In this assessment, we considered internal controls relevant to the preparation of the Company s balance sheet to design procedures appropriate to the circumstances, but not to express an opinion on the effectiveness of those controls. The work also included evaluating the appropriateness of the accounting policies applied and the reasonableness of significant accounting estimates judgments made by the Companys management. We believe that the evidence obtained provides sufficient and appropriate basis for our conclusion. 2 5. CONCLUSION Based on the work performed, we conclude that the shareholders' equity of I-SYSTEMS, amounting to BRL 1,562,205,580.51 (one billion, five hundred sixty-two million, two hundred five thousand, five hundred eighty reais and fifty-one cents) as of July 31 st , 2026, as presented in the accounting records and summarized in Attachment 1, represents, in all material respects, the book value of the Company, in accordance with Brazilian accounting practices. Rio de Janeiro, September 17 th , 2026. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ-005112/O-9 MIGUEL CÔRTES CARNEIRO MONTEIRO Director Accountant (CRC/SP-344323/O-6) 3 6. LIST OF ATTACHMENTS 1. 2. 3. Supporting Financial Statements Summary of the Key Accounting Practices Adopted by I-SYSTEMS Glossary 4 ATTACHMENT 1ATTACHMENT 2 SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY I-SYSTEMS Cash and cash equivalents Cash and cash equivalents comprise cash balances, bank accounts, and financial investments with immediate liquidity and low risk of change in value, stated at cost, plus interest earned. The line item "Cash and cash equivalents" is classified as measured at amortized cost, and the related income is recognized in profit or loss for the year. Property, plant and equipment Property, plant and equipment are stated at acquisition and/or construction cost, net of the related accumulated depreciation. Expenditures on the maintenance of the fiber-optic and copper networks aimed at ensuring the availability, quality, and useful life of the network, thereby avoiding financial losses and damage to the Company, as well as expenditures aimed at maintaining the revenue-generating source, are recorded as property, plant and equipment. Gains and losses on disposals are determined by comparing the sale proceeds with the carrying amount and are recognized in the statement of income. Depreciation is calculated using the straight-line method, based on the economic useful life of the assets, and reviewed periodically to adjust the depreciation rates as necessary. The carrying amounts of property, plant and equipment are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the Company recognizes a reduction in the carrying amount of the asset, as necessary. Liabilities Liabilities are recognized in the balance sheet when the Company has a present legal or constructive obligation arising from past events, the settlement of which is considered probable and is expected to result in an outflow of economic resources. In cases where there are uncertainties regarding the amount or timing of settlement, liabilities are estimated and recognized through provisions as the events giving rise to such obligations occur. Provisions are measured based on the best available estimates, reflecting the current assessment of the risks involved. 1 ATTACHMENT 3 GLOSSARY Book Value A ABL Gross Leasable Area. ABNT Brazilian Technical Standards Association. Allocated Codes Serial number (grades or weights) to differentiate the quality features of properties. Allotment Subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones. Amortization Systematic allocation of the depreciable value of an asset over its useful life. Apparent Age Estimated age of a property according to its characteristics and conservation status at the time of inspection. Asset A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity. Asset Approach Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity. B Basic Infrastructure Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes. BDI (Budget Difference Income) A percentage that indicates the benefits and overhead costs applied to the direct cost of construction. Best Use of the Property The most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations. Beta Asystematic risk measureof ashare;pricetrend of aparticular share to be correlatedwith changesin agiven index. The value at which an asset or liability is recognized on the balance sheet. Building Owners and Managers Association (BOMA) The BOMA Standard measures buildings on a buildingwide basis. It introduces the concept of Building Common Area (areas common to all of the tenants in a building). Building Standard The quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction. Business Combination Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation. Business Risk Uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage. C CAPEX (Capital Expenditure) Fixed asset investments. CAPM (Capital Asset Pricing Model) Modelin whichthecapitalcostfor anyshareor lot of sharesequals the risk free rate plus risk premium providedby thesystematic risk of the share or lot of sharesunder investigation. Generally used to calculate the Costof Equity or theCostof ShareholderCapital. Capital Structure Composition of a companys invested capital, between own capital (equity) and third-party capital (debt). Cash Flow Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc.). Cash Flow on Invested Capital Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments. Cash-Generating Unit Smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets. Casualty An event that causes financial loss. 1 CFC(Conselho Federal de Contabilidade) Depreciable Value Brazilian Accounting Committee. Company Commercial or industrial entity, service provider or investment entity holding economic activities. Conservation Status Physical status of an asset as a result of its maintenance. Control Power to direct the strategic policy and administrative management of a company. Control Premium Value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of noncontrolling shares, which reflect the control power. Cost The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation. Cost of Capital Expected rate of return required by the market as an attraction to certain investment funds. CPC (Comitê de Pronunciamentos Contábeis) Accounting Pronouncements Committee. Current Value Value replacement with a new value depreciated as a result of the physical state the property is in. CVM Securities and Exchange Commission. D Data Treatment Application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed. Date of Issue Closing date of the valuation report, when conclusions are conveyed to the client. DCF (Discounted Cash Flow) Discounted cash flow. D&A Depreciation and amortization. Dependent Variable Variable to be explained by the independent ones. Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value. Depreciation Systematic allocation of the depreciable value of an asset during its useful life. Dichotomous Variable Variable that assumes only two values. Direct Production Cost Spending on inputs, including labor, in the production of goods. Discount Rate Any divisor used to convert a flow of future economic benefits into present value. E EBIT (Earnings before Interest and Taxes) Earnings before interest and taxes. EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) Earnings before interest and taxes. Economic Benefits Benefits such as revenue, net profit, net cash flow, etc. Efficient Use That which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends. Electrical Damage Value Estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians. Enterprise Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural. Enterprise Value Economic value of the company. Equity Value Economic value of the equity. Equivalent Construction Area Constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates. 2 Equivalent Depth Homogenized Area Numerical result of the division of alot areabyits main projectedfront. Expertise Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights. F Facilities Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation. Fair Market Value Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so. Fair Value Less Cost to Sell Value that can be obtained from the sale of an asset or cash generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties. FCFF (Free Cash Flow to Firm) Free cash flow to firm, or unlevered free cash flow. Financial Lease That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases. Fixed Asset Tangible assetavailable for usein the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be usedfor more thanoneaccountingperiod. Forced Liquidation Condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market. G Goodwill See Premium for Expected Future Profitability. H Homogenization Treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed. Useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market. I IAS (International Accounting Standards) Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards. IASB (International Accounting Standards Board) International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs). Ideal Fraction Percentage owned by each of the buyers (tenants) of the land IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB. IFRS (International Financial Reporting Standards) International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB. Impairment See Impairment losses. Impairment Losses (impairment) Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale. Income Approach Valuation method for converting the present value of expected economic benefits. Independent Variables Variables that provide a logical content to the formation of the value of the property subject to the assessment. Indirect Production Cost Administrative and financial costs, benefits and other liens and charges necessary for the production of goods. Insurance Risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy. Insurance Value Value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations. 3 Intangible Asset Liability Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations. Internal Rate of Return Discount rate where the present value of future cash flow is equivalent to the cost of investment. International Accounting Standards (IAS) Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC). Investment Property Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes. Investment Value Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning. IVSC International Valuation Standards Council K Key Money Amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale. Key Variables Variables that, a priori, and traditionally have been important for the formation of property value. L Levered Beta Beta value reflecting the debt in capital structure. Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits. Liquidity Ability to rapidly convert certain assets into cash or into the payment of a certain debt. M Market Approach Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted. Market Data Set of information collected on the market related to a particular property. Market Research Set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data. Marketing Factor The ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than one. Maximum Insurance Value Maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value. Multiple Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc.). N Net Debt Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long- term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus. Non-Operating Assets Those not directly related to the company s operations (may or may not generate revenue) and that can be disposed of without detriment to its business. 4 O R Operating Assets Assets that are basic to the company s operations. Operating Lease That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases. P Parent Company An entity that has one or more subsidiaries. Percentual Value Value at the end of the projective period to be added on the cash flow. Point of Sale Intangible asset that adds value to commercial property, due to its location and expected commercial exploitation. Population Total market data of the segment to be analyzed. Premium for Expected Future Profitability (goodwill) Future economic benefits arising from assets not capable of being individually identified or separately recognized. Present Value The estimated present value of discounted net cash flows in the normal course of business. Price he amount by which a transaction is performed involving a property, a product or the right thereto. Private Area Useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases). Property Something of value, subject to use, or that may be the object of a right, which integrates an equity. Q Qualitative Variables Variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil). Quantitative Variables Variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces). Range for Real Estate Valuations Range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model. Rd (Cost of Debt) Ameasureof theamountpaidfor thecapitalearnedfrom third parties, in the form of loans, financing, market funding, amongothers. Re (Cost of Equity) Return required by shareholders for the capital invested. Real Estate Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use. Recoverable Value The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use. Reference Real Estate Market data with features comparable to the property assessed. Regression Model The model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics. Remaining Life A property s remaining life. Replacement Cost A property s reproduction cost less depreciation, with the same function and features comparable to the property assessed. Replacement Value for New Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property. Reproduction Cost Expense required for the exact duplication of a property, regardless of any depreciation. Reproduction Cost Less Depreciation A property s reproduction cost less depreciation, considering the state it is in. Residual Value Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period. Residual Value of an Asset Estimated value thatthe entity would obtain at presentwith the sale of the asset, after deducting the estimated costs thereof, if the asset were already at theexpectedageandcondition at theendof its usefullife. 5 S Useful Economic Life Sample Set of market data representative of a population. Scrap Value Market value of a propertys reusable materials in disabling conditions, without their being used for production purposes. Shareholders Equity at Market Prices See Assets Approach. Statistical Inference Part of statistical science that allows drawing conclusions about the population from a sample. Subsidiary Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company). Supporting Documentation Documentation raised and provided by the client on which the report premises are based. Survey Evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it. T Tangible Asset Physically existing asset, such as land, building, machinery, equipment, furniture and tools. Technical Report Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject. Technical Term of Responsibility Required document, which defines the responsible engineer for a product or service. Total Construction Area Resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT. U Urbanizable Land Land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business. Useful Area Real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use. The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity. V Valuation Act or process of determining the value of an asset. Valuation Date Specific date (day, month and year) of application of the assessment value. Valuation Methodology One or more approaches used in developing evaluative calculations for the indication of the value of an asset. Value at Risk Representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value. Value in Use Value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation. Value of a business in forced liquidation Value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period. Value of a business in immediate liquidation The compulsory liquidation refers to a business forced into liquidation by way of a winding-up petition presented to the court. More aggressive than forced liquidation. Value Plan The graphic representation or listing of generic square meter values of land or of the real estate on the same date. W WACC WACC (Weighted Average Cost of Capital) Model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others). WARA Weighted Average Return on Assets (WARA) Weighted average rate of return expected for the assets and liabilities that make up the company under analysis, including goodwill. 6 Rio de Janeiro +55 21 2212-6850 apsis.rj@apsis.com.br São Paulo 55 11 4550-2701 apsis.sp@apsis.com.br Minas Gerais +55 31 98299-6678 apsis.mg@apsis.com.br apsis.com.br Annex IV: Information on the Appraisal Firm pursuant to Annex L of CVM Resolution No. 81 Classificado como Público ANNEX IV INFORMATION ON THE APPRAISAL FIRM PURSUANT TO ANNEX L OF CVM RESOLUTION NO. 81 1. List the appraisers recommended by management Management of TIM S.A. (“Company”) recommends that the Extraordinary Shareholders’ Meeting to be held on November 30, 2026, pursuant to Article 25 of CVM Resolution No. 81, ratify the appointment and engagement of the following specialized firm to prepare the appraisal report of I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. (“I-Systems”) shareholders’ equity, for purposes of its incorporation into the Company: APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company with its headquarters at Rua do Passeio, No. 62, 6th Floor, Centro, City and State of Rio de Janeiro, registered with the Brazilian National Register of Legal Entities of the Ministry of Finance (CNPJ) under No. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under No. RJ-005112/O-9, with Miguel Côrtes Carneiro Monteiro as the technical professional in charge, accountant, holder of identity card No. 25.647.900-7 (DETRAN/RJ), enrolled with the CPF under No. 105.918.297-11 and with the Regional Accounting Council of São Paulo under No. CRC/SP-344323/O-6 (“APSIS” or “Appraisal Firm”). 2. Describe the qualifications of the recommended appraisers APSIS is an independent consulting firm specializing in appraisals and value creation. According to the engagement proposal submitted to the Company, the Appraisal Firm has been operating for 47 years and reports having issued more than 25,000 appraisal reports, more than 500 of which were registered with the CVM, and having appraised more than R$700 billion in assets and businesses. APSIS also reports being recognized by Leaders League in the Accounting and Finance, Economics & Financial Valuation, Due Diligence and Real Estate rankings. APSIS provides solutions in Fixed Assets, Business Valuation, Strategic Consulting, Tax and Accounting Advisory, Sustainability and Governance, Risk and Compliance. The appraisal report of the book value of I-Systems’ shareholders’ equity was prepared in accordance with Technical Communication CTG 2002, approved by the Brazilian Federal Accounting Council, and signed by Miguel Côrtes Carneiro Monteiro, an accountant registered with Regional Accounting Council of São Paulounder No. 344323/O-6. 3. Provide a copy of the engagement and compensation proposals of the recommended appraisers APSIS’ engagement proposal, including its compensation, is included in Annex V to the Management Proposal. Pursuant to the engagement proposal, the professional fees for preparing the accounting appraisal report amount to R$28,000.00 (twenty-eight thousand Brazilian reais), net of taxes. 4. Describe any material relationship existing during the past 3 (three) years between the recommended appraisers and related parties of the company, as defined by the applicable accounting rules APSIS was engaged by the Company to act as the specialized firm responsible for preparing the appraisal report for purposes of the incorporation of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. into TIM S.A., completed in 2023. Annex V: Terms of the Appraisal Firm’s Engagement Proposal Classificado como Público Proposal for Provision of new Services TIM S.A. CNPJ: 02.421.421/0001-11 June 23, 2026 A/C: Manoela De Paiva Suassuna msuassuna@timbrasil.com.br Business Contact Angela Magalhães angela.magalhães@apsis.com.br Leaders in Valuation for the 2nd consecutive year by the Leaders League AP-00791/26 APSIS HAS BEEN DOING THIS FOR 47 YEARS SERVING THE LARGEST COMPANIES IN THE MARKET. R$ 700 bi+ in assets valued 23 Million+ assets inventoried and reconciled R$ 85 bi+ in properties valued 25,000+ reports issued 500+ reports registered with the CVM Recognized in the ranking of the Leaders League for Accounting and Finance, Economics & Financial Valuation, Due Diligence, and Real Estate. 130 Million+ carbon credits evaluated 250+ specialized consulting projects delivered * All amounts in BRL Tax and Accounting Advisory Accounting and Tax Consulting PRESENTATION OF THE SERVICE ▪ Understanding the situation ▪ Scope ▪ Required Documentation ▪ Delivery ▪ Deadline ▪ Fees PROJECT CONDITIONS ▪ Proposal Validity and Confidentiality ▪ Project Description ▪ Additional Information ▪ General Conditions ABOUT US Project Description Understanding of the Situation Pursuant to the understanding held, TIM S.A.(“TIM”, "Company," or “Client") contacted Apsis Consultoria e Avaliações Ltda. ("APSIS" or "Contractor") to prepare a Business Proposal, for the issuance of a book value Appraisal Report in accordance with articles 226, 227, and 252 of Law No. 6,404/76 or in accordance with articles 1,116 and 1,117 of the Civil Code (merger), regarding the accounting information of I-Systems Soluções de Infraestrutura S.A. ("Target Company"), related to the corporate transaction to be carried out. The aforementioned corporate transaction, as informed by the Company, consists in the merger of Target Company by TIM. Based on Law No. 6,404/76 (Public Company type) or the Civil Code (liability companies), as appropriate, the following corporate transaction requires the issuance of Appraisal Reports: ▪ Merger: An operation in which one or more companies are absorbed by another, which succeeds them in all rights and obligations. For this type of operation, the issuance of a report based on articles 226, 227, and 252 of Law No. 6,404/76 or articles 1,116 and 1,117 of the Civil Code is required, where the value of the net assets to be incorporated is evaluated based on their book value on the valuation date. Scope Based on the understanding described above, APSIS will issue a book value Appraisal Report regarding this merger, with a base date of July 31, 2026. Project Description Required Documentation The following is a non-exhaustive list of the initial documentation required by the Target Company. The complete list with the necessary analyses will be sent in due course (after approval of the referred proposal) regarding what applies to the situation of the Target Company of our work. For each selected valuation date by the Company- (Documentation to be provided by ▪ Theanalytical balance sheet of the Target Company; Target Company) : ▪ Balancesheet table of the Target Company signed by the Company’s accountant (in R$ and with decimals); ▪ “Fromto”from the analytical balance sheet to the Balance Sheet table; ▪ Corporate acts and last updated social contract; ▪ Representation letter signed by representatives of the Target Company (template to be provided by APSIS and signed by the Target Company's CEO, CFO and accountant); ▪ Latest audited financial statements; ▪ Latest revised interim financial information; ▪ Bank statements; ▪ Detailed fixed asset register, including asset identification, acquisition date, useful life, historical cost, and accumulated depreciation; ▪ Appraisal reports for land or other evidence supporting its fair market value; ▪ Listing of owned real estate properties, including information such as property registration number, land registry details, area, acquisition cost, and other relevant information; Project Description Required Documentation For each selected valuation date by the Company- (Documentation to be provided by Target Company): ▪ Executed loan and financing agreements in effect as of the base date; ▪ Calculation schedules for outstanding loans and financing, reconciled to the accounting balances as of the base date; and ▪ Bankstatements or lender statements for loans, financing arrangements, and installment payment agreements as of the base date. If the documentation and/or information necessary for the development of the work is not provided by the Company and obtaining or preparing them results in additional hours of work by the APSIS team involved in the project, said hours will be calculated and charged according to the current hourly rate/man table presented in this proposal. It will also apply when documentation or information is replaced after project execution begins. Project Description Delivery APSIS will present the final report in digital format, that is, an electronic document in Portable Document Format (PDF). It will be available in an exclusive environment on our extranet for 90 (ninety) days. The report can be made available in digital format with electronic signatures or physical format and sent to the Company. If requested, APSIS can provide a physical copy of the report, free of charge, within 05 (five) business days, in a single copy printed document. Deadline APSIS estimates to present a draft of the report within 15 (fifteen) business days, considering that the Company's Administration and/or those involved will provide, at the beginning of the work, all necessary information for the execution of the work as evidenced in the Scope section of this proposal. Upon receiving the draft of the report, the Company will have up to 20 (twenty) days to request clarifications and approve the final issuance of the document. After the approval of the draft, APSIS will have a period of 02 (two) business days to issue the final report. After that time, APSIS may consider the work completed and be authorized to issue the final invoice, regardless of the issuance of the final report, as well as be able to issue the latest draft of the report provided in final form. The services will commence with the express acceptance of this proposal, the payment of the advance, and the receipt of the complete documentation necessary for the execution of the work listed in this proposal. Changes requested after the delivery of the digital report will be subject to a new budget. The commencement of services will occur upon the express acceptance of this proposal, the payment of the initial fee, and the receipt of the complete documentation necessary to develop the work listed in this proposal. Any requested changes after the delivery of the digital report will be subject to a new budget Project Description Fees The professional fees for the services described in this proposal amount to R$ 28,000.00 net of taxes (R$ 30,651.34 gross of taxes, which cover PIS, COFINS, and ISS taxes based on the rates in force on the date of this proposal, which represent 8.65%, and if there is any change in the tax burden on a date before the invoicing of our fees, we will promptly inform and reflect the increase or reduction on the fees to be invoiced), to be invoiced upon acceptance of this proposal. We note that if the issuance of appraisal reports in English is required, additional fees of R$ 4,500.00 net of taxes per report (R$ 4,926.11 gross of taxes) will be charged. Additionally, if the Client requires subsequent assistance with the accounting treatment of the corporate restructuring related to the accounting appraisal report to be issued, supported by a technical memorandum, additional fees of R$ 13,800.00 (R$ 15,106.73 gross of taxes) will be charged. For each step mentioned above, the corresponding invoice will be due within 7 (seven) days from each event that gave rise to the charge. After maturity, interest of 1% (one percent) per month will be charged on the net value of the invoice, plus a 10% (ten percent) fine on the invoice value for non-payment. The indicated fine will be increased to 20% (twenty percent) if it is necessary to file a legal action/measure to collect the debt. Services that go beyond the expected scope will be notified to the Company and charged through the issuance of an activity report by APSIS, containing the date, description of the work, and time used. If the report date of the appraisal report needs to be changed after work has begun, additional fees will be discussed. Project Description Fees Considering the limited information received to prepare this technical proposal, the fact that the accounting balances of the Target Company on the base date of the report should not present relevant variations (greater than 15%) was adopted as a premise for measuring the deadline and fees offered of those presented on May 31, 2026 (according to the balance sheet available from the Target Company). The issuance of the final report is subject to receipt of the first installment of fees and the absence of overdue invoices. Project Conditions Bid Validity The present proposal is valid for 30 (thirty) days, counting from the date of its presentation. Confidentiality APSIS is responsible for maintaining the utmost confidentiality regarding confidential information that it may become aware of during the execution of its services. For this proposal, any information that APSIS may directly or indirectly access in connection with the services to be provided shall be considered confidential. Confidential information includes all types of oral, written, recorded, and computerized documentation disclosed by the contracting party in any form or obtained through observations, interviews, or analyses, properly and without limitation, including all machinery, compositions, equipment, records, reports, sketches, use of patents and documents, as well as all data, compilations, specifications, strategies, projections, processes, procedures, techniques, models, and tangible and intangible incorporations of any nature. APSIS, its consultants, and its employees have no interest, directly or indirectly, in the company involved or in the operation described in this proposal. Project Conditions Additional Information The Appraisal Report will be conducted under the guidelines established by the Brazilian Accounting Standards. The issuance of an Appraisal Report based on book value presupposes, as a mandatory requirement, the examination of the values of assets, liabilities, and obligations that comprise the net worth or net asset value of the Target Company being evaluated. It will be the professional responsibility of APSIS to issue the Appraisal Report for corporate reorganization purposes, with the Company's Management being responsible for preparing the balance sheet and all relevant assertions for its preparation on the selected valuation date. The responsibility for corporate reorganization lies solely with the Company and its legal advisors. The scope of this proposal does not include issuing any opinion on the corporate reorganization process; APSIS's role is limited to evaluating the accounting values of the Target Company. This proposal assumes that the information, records, and documents required for the review will be made available promptly. Our work will be exclusively based on the information provided by the Company regarding the Target Company, which will be made available through a digital platform provided by the Company or via e-mail. APSIS will issue the report under CTG 2002– Evaluation Report Issued by an Accountant, dated November 22, 2019, as approved by the Federal Accounting Council ("CTG 2002"), and in compliance with Law No. 6,404/76, which governs joint-stock companies, or under the Civil Code, which governs limited liability companies, in Brazilian Reais and the Portuguese language due to being national regulatory documentation. Also, an English version will be issued in Brazilian Reais for company files. The execution of the procedures described in this proposal cannot be construed as a guarantee of the absence of errors (unintentional inaccuracies) or, irregularities or fraud (intentional inaccuracies). Project Conditions Additional Information Based on the provisions of CTG 2002, the Company has responsibilities that include: (i) preparation of accounting information under Brazilian accounting standards and guidelines from specific regulatory bodies, (ii) maintain internal controls to ensure the preparation of accounting information free from material misstatement, regardless of whether caused by fraud or error, (iii) provision of accounting information, including records and documentation, for the execution of the work, (iv) it safeguards assets and prevents and detects fraud, and (v) accurate recording of transactions through records that support accounting information. The Company must provide a formal representation to APSIS confirming that these responsibilities have been fulfilled. The Company is aware that the report to be issued may contain emphasis paragraphs related to uncertainties and explanatory paragraphs when measurable adjustments are identified during the execution of the work. The Company must confirm any identified adjustments in the formal representation before issuing the Appraisal Report. Additionally, the Company understands that APSIS may refrain from issuing an Appraisal Report if limitations or restrictions are identified that prevent the issuance of a conclusive report. For example, identifying potential adjustments that cannot be measured on the valuation date or the absence of supporting documentation for the Target Company's accounting balances may lead to the non-issuance of the report. Suppose APSIS decides not to issue the report. In that case, a formal communication will be sent to the Company with the justifications for the inability to issue the report, and fees will be due for the work performed up to that date. Project Conditions Additional Information It is not part of the scope of the services proposed in this proposal: ▪ Execution of works outside the scope of this proposal; ▪ Review,issue of opinion or manifest on the proposed corporate reorganization; ▪ Assessment if the operation meets plausible economic aspects and justifications to be carried out; ▪ Making accounting entries or any modification in management reports, which are the responsibility of the Company or the entities involved in the corporate reorganization, except when detailed as part of this proposal; ▪ Assessment of the competence of the people of the Company and the Object Companies, in their current and/or future functions; ▪ Issuance of a report by the independent auditors on the financial statements, quarterly information and pro forma financial information; ▪ Issuance of an accounting or legal opinion; ▪ Sanitation of databases; ▪ Directly extracting from the Company's systems the databases necessary for carrying out the proposed works; ▪ Fiscal/tax planning or improvement; ▪ Reviews and/or definition of strategic planning; ▪ Alterations and/or elaboration of manuals of norms and procedures; ▪ Elaboration of policies and/or documentation of adopted accounting practices; ▪ Measurement of the impacts of adopting accounting standards; and ▪ Elaboration/implementation of processes and controls. Project Conditions Additional Information The proposal's scope does not include hours for clarification of the Audit. According to the current hour/man rate table, the necessary hours will be charged. Any work not described in the scope of this proposal that may be performed at the request of the Company, directly or indirectly related to this proposal, will be charged as additional work hours of the APSIS team involved in the project or, if requested, may be subject to a new proposal. These hours will be calculated and charged according to the current hour/man rate table, as follows: Category Value net of taxes, in R$ Gross value of taxes, in R$* Director/Partner Manager Senior Consultant Pleno Consultant Junior Consultant Trainee R$ 1.170,00 R$ 960,00 R$ 780,00 R$ 550,00 R$ 330,00 R$ 180,00 R$ 1.280,79 R$ 1.050,90 R$ 853,86 R$ 602,08 R$ 361,25 R$ 197,04 * Covers PIS, COFINS and ISS taxes based on the rates in effect on the date of this proposal, which represent 8.65%. If there is any change in the tax burden on a date before the invoicing of our fees, we will promptly inform and reflect the increase or decrease in the reported man-hour rates. Project Conditions General Conditions The key parameters relevant to the scope of the service will be defined immediately after this proposal is accepted to allow for the work to be planned and executed. Any changes in the data referenced in the "Understanding of the Situation" section of this proposal may result in subsequent analysis by the Consultancy and, in turn, form the subject of a supplementary proposal. If the Company decides to interrupt/cancel the restructuring operation during the work, the execution of our services will be immediately suspended. The already settled payments will not be subject to refund, and the Company must pay APSIS for the fees related to the work already performed and not invoiced, if applicable. If the draft report has been presented to Management, the work will be considered completed, and the full fees must be paid. If a need arises to alter or expand the initially planned scope of the project after the proposal is accepted, such that an extension of the work period is required, the situation will be promptly communicated to the Company. The impacts of additional work and the new deadline will be jointly analyzed, as will the need for invoicing additional fees beyond those originally proposed. In force majeure, neither party will be responsible for non-compliance or delays resulting from circumstances reasonably deemed beyond their control. The affected party shall inform the other party of the form and duration in which it may affect the project. Upon this notification, the committed execution dates will be suspended until the end of the force majeure. Upon the conclusion of the force majeure, the parties shall agree on the corresponding adjustments to the work plan and the economic conditions to be applied if affected. Project Conditions General Conditions Non-compliance with any item of this proposal by the Company during the execution of services will result in the suspension of work until the requirements of the unfulfilled item are met. The execution period will be extended by the number of days of suspension plus any additional time needed for the APSIS team to remobilize. Any contingencies under the Company's responsibility that disrupt services or delay the pre-established schedule may result in additional fees, which will be communicated to the Company through an addendum to this proposal. Our work does not represent an audit, review, or assurance of financial statements conducted under Brazilian and international auditing, review, and assurance standards. Consequently, our work cannot be considered an opinion, conclusion, or assurance regarding such an aspect.This proposal may be terminated by mutual agreement between the Parties. In this case, the Company must pay APSIS for the fees related to the work already performed, if they exceed the portion invoiced upon acceptance of the proposal. The jurisdiction of the State of Rio de Janeiro, to the exclusion of any other, is elected to settle any doubts arising during the implementation of this proposal and all cases not foreseen in this document. The issuance of the appraisal report(s) will mandatorily occur on a subsequent date to the receipt of the complete documentation necessary for the diligence procedures' execution, including the representation letter signed by Target Company(ies) legal representatives and their accountants (which must be signed within two days of the report issuance date), and after the completion of the tests by APSIS team, in compliance with CTG 2002. The appraisal report(s) will be electronically signed by Apsis Consultoria e Avaliações Ltda. Project Conditions General Conditions It is important to note that the conclusions of the said appraisal report(s) should reflect the Target Company(ies) historical information as of the base date(s) of the report(s) and, therefore, no pro forma information is subject to disclosure in the appraisal report(s). If any subsequent events occur after the base date(s) of the report(s) but before the issuance date(s) of the said report(s), a specific paragraph regarding the subsequent events may be disclosed, depending on its materiality, in a specific section of the report(s), in compliance with current brazilian regulations. Project Conditions General Conditions Once accepted, the proposal must be signed by the legal representative of the requesting company and returned to the contracted company along with all necessary documentation to commence work. Upon return to the contracted company, this proposal becomes a contract in accordance with the current civil legislation. In witness of this, the legal representatives of the companies sign this proposal, which will automatically be converted into a duplicate service contract. Best regards, MIGUEL MONTEIRO Director Legal Representative (Place/Date) CNPJ of the contracting company ANGELA MAGALHÃES Director Witness 1: CPF: Witness 2: CPF: Angela Magalhães Diretora angela.magalhaes@apsis.com.br CV: Professional with over 24 years of experience in accountingconsultingandauditing,servingnumerouspublic andprivatecompaniesof small,medium, and largesizes acrossvarioussegmentssuchasoil&gas,manufacturing, energy,andretail.HoldanactiveCRCandprovideadvisory services on International Financial Reporting Standards (IFRS)aswellasCVMregulationsinconnectionwithcapital market transactions. Hasworked on financial operations projects, including IPOs and debt issuances. Also has extensive experience in accounting expert reports, due diligence, and accounting advisory services, including complexbusinessacquisitiontransactions. Renata Lopes Gerente Sênior de Consultoria Contábil renata.lopes@apsis.com.br CV: Professional with 18 years of experience in external auditing and accounting consulting, serving primarily small, medium, and largeprivatecompaniesacrosssegmentssuch aselectricenergy,pharmaceuticals, logistics,mining,shipping, services, andothers. Holds anactiveCRC registrationand worksonaccountingexpert reports,duediligence,accounting and taxconsulting, includingadvisoryon financial statements prepared inaccordancewithbothBrazilianand international accountingstandards,aswellasCVMregulations. Priscila Romero Gerente de Consultoria Tributária priscila.romero@apsis.com.br CV: Professionalwithover14yearsofexperienceinthe taxand fiscal area, servingsmall,medium, and large privatecompaniesacrosssegmentssuchasservices, manufacturing, retail,wholesale, andothers.Holdsan activeCRCregistrationandworksontaxconsultingand planning, claims for tax incentives (ICMS), tax credit recovery,duediligence, implementation,andtestingof ancillary tax obligation control systems, including the creationofbusinessrulesandaudits. CV: Professional withover 10yearsof experience in auditing and accounting consulting, withexposure to various industries such as manufacturing, service providers, oil and gas, medium and large-sized companies, and publicly traded companies (CVM). HoldsaBachelor'sdegree inAccountingSciences,an active CRC registration, and works on accounting expert reports, due diligence, and a variety of accountingconsultingprojects. Amanda Sobral Acting Manager amanda.sobral@apsis.com.br Apsis stands out in the market as an independent consulting company specialized in evaluations and in generating value for its customers. Apsis credibility and impartiality mean that its deliveries are elected as a reference for the decision-making of large companies. We are leaders in Transaction Services –Valuation, recognized by Leaders League. National and International Standards About Us Our Solutions ▪ Management and Valuation of Fixed Assets ▪ Real Estate Consulting and Valuation ▪ Stock Inventory ▪ Expert Consulting/Technical Assistance Tax and Accounting Advisory ▪ Accounting Consultancy ▪ Fiscal/Tax Consulting ▪ Assurance of Previously Agreed Procedures ▪ Due Diligence Fixed Assets ▪ Business Assessments ▪ Expert Consulting/Technical Assistance ▪ M&A (mergers and acquisitions) Sustainability ▪ Carbon credit ▪ Decarbonization Trail ▪ ESG Trail ▪ Environmental Services Business Valuation Strategy Consulting ▪ Process Discovery, Improvement and Compliance ▪ Formulation, Unfolding and Execution of Strategies ▪ Post Merger/Acquisition Integration (PMI) Governance, Risk and Compliance ▪ Risk Management ▪ Business Continuity (BCP) ▪ Internal Controls ▪ Regulatory/Anti-Corruption Compliance ▪ Information Security ▪ Internal Audit ▪ Secretary of Governance ▪ Governance and Accountability Our appreciation We thank you for trusting our work. It is our commitment to uphold a rigorous standard of quality and provide agile and personalized service. Our broad experience across different sectors of the economy helps us clearly identify your company’s needs and propose intelligent solutions tailored to your business. We are confident that this will be a partnership of great value. Annex VI: Minutes of the meetings of the Board of Directors, Fiscal Council and Statutory Audit Committee at which the Incorporation was discussed Classificado como Público TIM S.A. Publicly-Held Company CNPJ/MF 02.421.421/0001-11 NIRE 33.3.0032463-1 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 30TH, 2026 DATE, TIME AND PLACE: October 30th, 2026, at 11.20 a.m. Due to the importance and urgency of the matter on the Agenda, the meeting was held in the form of a virtual deliberative circuit, as provided in the 3rd paragraph of Section 25 of TIM S.A.’s Bylaws (“Company”). PRESENCE: The Board of Directors’ Meeting of the Company was held with the presence of Messrs. Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Camillo Greco, Claudio Giovanni Ezio Ongaro, Denísio Augusto Liberato Delfino, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino and Leonardo de Carvalho Capdeville. BOARD: Mr. Adrian Calaza – Chairman; and Mrs. Luciene Rodrigues Abrão Pandolfo – Secretary. AGENDA: (1) To analyze the proposal of incorporation (“Incorporation”) of I-Systems Soluções de Infraestrutura S.A. into the Company, and to resolve on its submission to the Shareholders’ Meeting of the Company; (2) To analyze the Management's proposal on the amendment of the Company’s Bylaws, and to resolve on its submission to the Shareholders’ Meeting of the Company; and (3) To resolve on the call notice of the Company’s Extraordinary Shareholders’ Meeting. RESOLUTIONS: Upon review of the materials presented and filed at the Company’s head office, and based on the information provided and the discussions held on the matters included in the Agenda, the Board Members, by the unanimous vote of those present, resolved to record their statements and resolutions as follows: (1) Analyzed the proposed incorporation (“Incorporation”) of the Company's wholly-owned subsidiary, I-Systems Soluções de Infraestrutura S.A. (“Incorporated Company”), into the Company, ad referendum of the Extraordinary Shareholders’ Meeting of the Incorporated Company and of the Company, the latter to be convened pursuant to item (3) below, supported (a) by the Protocol and Justification of Incorporation entered into between the Incorporated Company and the Company, containing the reasons, purposes, criteria and conditions of the Incorporation; (b) by the proposal presented by Apsis Consultoria e Avaliações Ltda., specialized company responsible for preparing the appraisal report of the Incorporated Company (“Appraisal Firm”); and (c) by the appraisal report of the Incorporated Company’s net equity at book value, on the base date of July 31st, 2026 (“Base Date”), conducted by the Appraisal Firm; and approved its submission to the Company’s Extraordinary Shareholders’ Meeting, to be held on November 30th, 2026. Classificado como Público CONT. OF MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TIM S.A. October 30th, 2026 (2) The Board members expressed their favorable opinion to the proposal of the Company’s Bylaws amendment and consolidation, which aims to adjust Section 5 of the Bylaws, aiming to update the number of outstanding common shares representing the Company’s share capital, without any change in the amount of subscribed and paid-in capital, as a result of the cancellation of the balance of treasury shares resolved at the Board of Directors' meeting held on September 17th, 2026, and approved its submission to the Extraordinary Shareholders’ Meeting, to be duly convened. (3) Approved the call of the Company’s Extraordinary Shareholders’ Meeting (“Meeting”) to be held on November 30th, 2026, with the following Agenda: (1)To resolve on the proposed incorporation (“Incorporation”) of the Company’s wholly-owned subsidiary, I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. (“Incorporated Company”), into the Company, and, therefore, examine, discuss and resolve on: (1.1) the approval of the “Protocol and Justification of Incorporation of I-Systems Soluções de Infraestrutura S.A. into TIM S.A.” (“Protocol”), executed on October 30th, 2026, by the management of the Company and the Incorporated Company, which establishes the terms and conditions of the Incorporation proposal; (1.2) the ratification of the appointment and hiring of Apsis Consultoria e Avaliações Ltda. (“Appraisal Firm”), a specialized company responsible for preparing the appraisal report of the Incorporated Company’s net equity (“Appraisal Report”); (1.3) the approval of the Appraisal Report; (1.4) the approval of the Incorporation, under the terms of the Protocol and subject to compliance with the suspensive condition established therein; and (1.5) the authorization for the performance, by the officers and attorneys-in-fact of the Company, of all necessary measures for the consummation of the Incorporation, under the terms of the Protocol; and (2) To resolve on the amendment and restatement of the Company’s Bylaws. CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all Board Members present. I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book. Rio de Janeiro (RJ), October 30th, 2026. LUCIENE RODRIGUES ABRÃO PANDOLFO Secretary 2 Classificado como Público TIM S.A. Publicly Held Company CNPJ/MF 02.421.421/0001-11 NIRE 333.0032463-1 MINUTES OF THE FISCAL COUNCIL’S EXTRAORDINARY MEETING HELD ON OCTOBER 30th, 2026 DATE, TIME AND PLACE: October 30th, 2026, at 11.00 a.m. Due to the importance and urgency of the matter on the Agenda, the meeting was held in the form of a virtual deliberative circuit, as provided in the 2nd paragraph of Section 40 of TIM S.A.’s By-laws (“Company”). PRESENCE: The Fiscal Council’s Meeting of the Company was held with the presence of Messrs. Walmir Urbano Kesseli, Elias de Matos Brito and Heloisa Belotti Bedicks, regular members of the Company’s Fiscal Council (“CF”), with Mrs. Luciene Rodrigues Abrão Pandolfo, Secretary, also attended the meeting. AGENDA: Evaluation of the proposed merger ("Incorporation") of I-Systems Soluções de Infraestrutura by the Company. CLARIFICATIONS AND RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Fiscal Council members registered their considerations and discussions as follows: Evaluation of the proposed merger ("Incorporation") of I-Systems Soluções de Infraestrutura by the Company. Based on the supporting materials provided by the Company’s Chief Financial Officer, with support from the Accounting, Reporting & Administrative Services area, a proposal was presented for the Company to incorporation with I-Systems Soluções de Infraestrutura S.A. (“I-Systems”). After the analysis and discussion of all documents regarding to the Merger, namely: (i) Protocol and Justification of Incorporation executed on October 30th, 2026, between the management of I-Systems (“Incorporated Company”) and the Company, containing the reasons, purposes, criteria and conditions of the Incorporation; (ii) the proposal presented by Apsis Consultoria e Avaliações Ltda., a specialized company responsible for preparing the appraisal report of the Merged Entity’s net equity (“Appraisal Classificado como Público CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A. October 30th, 2026 firm”); and (iii) the appraisal report of the Incorporated Company’s net equity at book value, on the base date of July 31st, 2026 (“Base Date”), conducted by the Appraisal firm, and provided all the necessary clarifications, the CF Members concluded that the documents examined are in order and gave a favorable opinion on the approval of the documents and the proposal, referred above, by the Extraordinary Shareholders' Meeting of the Company to be convened. CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members and by the Secretary of the Board. I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book. Rio de Janeiro (RJ), October 30th, 2026. LUCIENE RODRIGUES ABRÃO PANDOLFO Secretary Classificado como Público 2 TIM S.A. Publicly Held Company CNPJ/MF 02.421.421/0001-11 NIRE 33.3.0032463-1 FISCAL COUNCIL’S OPINION The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, after the analysis and discussion of all documents regarding the proposed incorporation of the I-Systems Soluções de Infraestrutura S.A. (“I-Systems”) into the Company, pursuant to Sections 223, 224, 225 and 227 of the Brazilian Corporate Law and of CVM Resolution No. 78/2022, namely: (i) Protocol and Justification of Incorporation executed on October 30th, 2026, between the management of I-Systems (“Incorporated Company”) and the Company, containing the reasons, purposes, criteria and conditions of the Incorporation; (ii) the proposal presented by Apsis Consultoria e Avaliações Ltda., a specialized company responsible for preparing the appraisal report of the Incorporated Company’s net equity (“Appraisal firm”); and (iii) the appraisal report of the Incorporated Company’s net equity at book value, on the base date of July 31st, 2026 (“Base Date”), conducted by the Appraisal firm, and provided all the necessary clarifications, the CF Members concluded that the documents examined are in order and gave a favorable opinion on the approval of the documents and the proposal, referred above, by the Extraordinary Shareholders' Meeting of the Company to be convened. Rio de Janeiro, October 30th, 2026. WALMIR URBANO KESSELI Chairman of the Fiscal Council HELOISA BELOTTI BEDICKS Member of the Fiscal Council ELIAS DE MATOS BRITO Member of the Fiscal Council Classificado como Uso Interno TIM S.A. EXTRAORDINARY MEETING OF THE STATUTORY AUDIT COMMITTEE (“CAE”) Date: Time: Place: Participants: Secretary of the Meeting: Agenda: October 30, 2026 10:00 a.m. Due to the importance and urgency of the matter included in the Agenda, the meeting was held by means of a virtual written resolution procedure, pursuant to Article 25, Paragraph 3, of the Bylaws of TIM S.A. (the “Company”). Gesner José de Oliveira Filho Denísio Augusto Liberato Delfino Flavia Maria Bittencourt Luciene Rodrigues Abrão Pandolfo Committee Coordinator Committee Member Committee Member Secretary of the Board of Directors Evaluation of the proposed incorporation ("Incorporation") of I-Systems Soluções de Infraestrutura S.A. by the Company. The Statutory Audit Committee of TIM S.A. (the “Company”) met on the date and at the time indicated above and, after reviewing the materials made available, which are filed at the Company’s headquarters and form an integral part of these minutes, and based on the clarifications provided and the discussions regarding the matter included in the Agenda, the following conclusions and recommendations, as applicable, were recorded: Evaluation of the proposed incorporation ("Incorporation") of I-Systems Soluções de Infraestrutura S.A. by the Company. Based on the supporting materials provided by the Company’s Finance Department, with support from the Accounting, Reporting & Administrative Services area, a proposal was presented for the incorporation of I-Systems Soluções de Infraestrutura S.A. (“I-Systems”) by the Company. After the analysis and discussion of all documents relating to the Incorporation, namely: (i) Protocol and Justification of the Incorporation executed on October 30th, 2026, between the management of I-Systems (“Incorporated Company”) and the Company, containing the reasons, purposes, criteria and conditions of the Incorporation; (ii) the proposal presented by Apsis Consultoria e Avaliações Ltda., a specialized company responsible for preparing the appraisal Classificado como Público TIM S.A. EXTRAORDINARY MEETING OF THE STATUTORY AUDIT COMMITTEE (“CAE”) report of the Incorporated Company’s net equity (“Appraisal Firm”); and (iii) the appraisal report of the Incorporated Company’s net equity at book value, on the base date of July 31st, 2026 (“Base Date”), conducted by the Appraisal firm, and provided all the necessary clarifications, the Committee members concluded that the documents reviewed were in proper order and issued a favorable opinion on the approval of the aforementioned documents and proposal by the Company’s Extraordinary Shareholders’ Meeting to be convened. CLOSING: There being no further matters to be recorded, these minutes were read, found to be in order, approved and signed by all participants. Rio de Janeiro, October 30, 2026. GESNER JOSÉ DE OLIVEIRA FILHO Coordinator of the Statutory Audit Committee FLAVIA MARIA BITTENCOURT Member of the Statutory Audit Committee DENÍSIO AUGUSTO LIBERATO DELFINO Member of the Statutory Audit Committee LUCIENE RODRIGUES ABRÃO PANDOLFO Secretary of the Meeting Classificado como Público 4. Proposal to Amend and Restate the Company’s By-Laws Classificado como Público Annex VII: Comparative Chart of the Amendments to the By-Laws Classificado como Público PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS (SECTION 12, I AND II, OF RCVM 81) CHAPTER II CAPITAL STOCK SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventy seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55) divided into 2,392,125,889 (two billion, three hundred and ninety two million, one hundred and twenty five thousand, eight hundred and eighty nine) common shares, all nominative, book entry and with no-par value. SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55) divided into 2,392,125,889 (two billion, three hundred and ninety two million, one hundred and twenty five thousand, eight hundred and eighty nine) 2,378,925,889 (two billion, three hundred seventy-eight million, nine hundred twenty-five thousand, eight hundred eighty-nine) common shares, all nominative, book-entry and with no-par value. Amendment to reflect the updated breakdown of the Company’s share capital into shares, as a result of the cancellation of treasury shares, with no reduction of the share capital, which were acquired under the Company’s share repurchase program, as disclosed in the material fact released on September 17, 2026.BY-LAWS (AS IS) BY-LAWS (TO BE) Changes – Origin, Justification and Analysis of Effects Annex VIII: Restated By-Laws Classificado como Público TIM S.A. Publicly-Held Company CNPJ/MF nº 02.421.421/0001-11 NIRE 333.0032463-1 ANNEX II TO THE MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF TIM S.A. HELD ON NOVEMBER 30, 2026 BY-LAWS CHAPTER I THE COMPANY’S CHARACTERISTICS SECTION 1º - TIM S.A. (the “Company”) is a publicly held company, governed by these By-laws and by the applicable legislation. SECTION 2º - The Company is headquartered and its forum is based in the city and State of Rio de Janeiro. The Company, upon resolution of its Board of Officers, may establish or amend the headquarter’s address, as well as open, transfer, or close branches, agencies, warehouses, offices and any other establishments anywhere in Brazil or abroad. SECTION 3º - The purpose of the Company is to: i. Implement, expand, operate and provide any kind of electronic communications services and their contents, under the applicable legislation; ii. Build, manage, implement, execute, operate and provide maintenance services, or commercialize infrastructure for private or third-parties use; iii. Commercialize goods, provide services, develop activities and practice any acts and/or legal transactions, direct or indirectly, or which are complementary, related or bounded to the services or activities stated in the corporate purpose; and iv. Hold interest in the capital of other business or non-business companies. Sole Paragraph - Without prejudice to the development of new services or activities, the Company may, among other activities: Classificado como Público i. Commercialize, rent, lend, provide installation and/or maintenance services to the necessary or useful goods related to the services provision stated in the corporate purpose, such as, handsets, electronic devices, computers and others, its accessories and replacement parts; ii. Promote, import and export necessary goods and services related to the execution of the activities stated in the corporate purpose; iii. iv. Provide administrative, consulting, advisory and planning services; Provide services and/or develop activities related to the internet of things, artificial intelligence and others; v. Provide services regarding information technology and internet, such as, licensing services or assignment of right of use computer programs, technical support services, including installation, configuration, development and maintenance of programs, of computing systems and database, and processing of data services; vi. vii. Provide services of information security, of monitoring and of georeferencing; Provide marketing and advertising campaign support and marketing services of its own or third parties, including, the activities of preparing and sending offers, advertising materials and publicity to clients, through any physical or virtual medium; viii. ix. Provide commercial representation and insurance representative services; Provide services to financial institutions, including correspondent banking, under the applicable legislation, such as, but not restricted to: (i) receipt and forwarding of proposals for the opening of deposit and savings accounts held by the contracting institution; (ii) receipt and forwarding of proposals for credit and leasing operations granted to the contracting institution, as well as other monitoring services; and (iii) receipt and forwarding of proposals for the supply of credit cards under the responsibility of contracting institution; x. Buy, sell or disclose, through any kind of electronic communication, digital goods or assets, such as, e-books, audiobooks, journals and others; xi. Promote charging and data management services; Classificado como Público xii. Generate and sell electricity in wholesale and retail markets, in compliance with the regulations of the National Electric Energy Agency (ANEEL); and xiii. Engage in any other activities related or akin to the previous items. SECTION 4º - The duration term of the Company is indeterminate. CHAPTER II CAPITAL STOCK SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55) divided into 2,378,925,889 (two billion, three hundred seventy-eight million, nine hundred twenty-five thousand, eight hundred eighty-nine), common shares, all nominative, book-entry and with no-par value. SECTION 6° - Each common share corresponds to 1 (one) vote in the Shareholders’ Meeting resolutions. SECTION 7º - The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of four billion, four hundred and fifty million (4,450,000,000) common shares. Paragraph 1º - Within the limits of the authorized capital set forth in the caput section of Section 7, the Company may, upon the Board of Directors’ resolutions, grant stock options or subscription of shares to its officers, employees or any individuals that render services to the Company or its, directly or indirectly, controlled companies, as per the plan approved by the General Shareholders’ Meeting. Paragraph 2º - Within the limits of the authorized capital set forth in the caput of Section 7, the Board of Directors may decide on the issuance of convertible debentures. SECTION 8º - The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with no issuance of share certificates. The depository institution may charge shareholders for the cost of transferring their shares, as provided in Section 35, paragraph 3rd of Law no. 6,404, of December 15th, 1976 (“Law 6,404/76”). Classificado como Público CHAPTER III SHAREHOLDERS’ MEETING SECTION 9º - The Shareholders’ Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the actions deemed convenient to the protection and development of the Company. SECTION 10 – The following are exclusive powers of the Shareholders’ Meeting: I. II. III. To amend the By-Laws; To decide on the appraisal of assets given by shareholders to pay up capital stock; To decide on the Company’s transformation, merger, take-over and split-up, its dissolution and liquidation, to appoint and remove liquidators and appreciate their accounts; IV. To suspend the rights of shareholders that do not comply with their duties imposed by law, by these By-laws or by the Novo Mercado Listing Rules (the “Novo Mercado Rules”) disclosed by B3 S.A. – Brasil, Bolsa, Balcão (“B3”); V. To elect and remove, at any time, the members of the Board of Directors and the members of the Fiscal Council; VI. To determine the global or individual compensation of the members of the Board of Directors, Board of Officers and members of the Fiscal Council; VII. To take, annually, the accounts of the management and decide about the financial statements submitted by the management; VIII. To decide whether the Company shall file a civil liability law suit against the management for losses in the Company’s assets, as provided in section 159 of Law no. 6,404/76; IX. To resolve in accordance with all provisions set forth in any law, the By-laws or the Novo Mercado Rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad as provided in the paragraph 1 of section 7 and whenever the limit of the authorized capital has been attained; and Classificado como Público X. To previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties. Sole Paragraph - The reimbursement amount due to dissenting shareholders, who exercise the right of withdrawal in the cases provided for in the Law No. 6,404/76, is determined by dividing the value of net equity, as provided in the latest financial statements approved by the Shareholders’ Meeting, by the total number of shares issued by the Company, excluding treasury shares. SECTION 11 – The Shareholders’ Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law no. 6,404/76. SECTION 12 – The Shareholders’ Meeting shall be opened and presided over by the Company’s Chief Executive Officer or by the Chairman of the Board of Directors, or by an attorney-in-fact expressly appointed by the Company’s Chief Executive Officer or by the Chairman of the Board of Directors, with specific authority for such purpose. The Chairman of the Shareholders’ Meeting shall appoint the Secretary. Paragraph 1º - In order to prove the shareholder status, it will be observed the provision of section 126 of Law no. 6,404/76; holders of uncertified or deposited shares shall deposit with the Company’s head-office, no later than two (2) working days before the Shareholders’ Meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the Shareholders’ Meeting. Paragraph 2º - Notwithstanding the provision above, the shareholder who attends to the Shareholders’ Meeting with the referred documents in the paragraph 1º above, until the opening of the Meeting, may participate and vote, even though the documents have not been presented before. SECTION 13 – The Shareholders’ Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions. Classificado como Público Paragraph 1º - The minutes shall be recorded as a summary of facts, including dissents and protests. Paragraph 2º - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders’ signatures. SECTION 14 – Annually, within the first four months following the end of the fiscal year, an annual Shareholders’ Meeting shall be convened to: (i) (ii) Take the management accounts; examine, discuss and vote the financial statements; Decide on the uses to which the net profits of the fiscal year should be put and on the distribution of dividends; and (iii) Elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors. SECTION 15 – The Shareholders’ Meeting shall be convened, extraordinarily, whenever the Company’s interests so require. SECTION 16 – The shareholders shall exercise their voting rights in the Company’s interests. CHAPTER IV COMPANY MANAGEMENT SECTION I GENERAL RULES SECTION 17 – The Company shall be managed by the Board of Directors and by the Board of Officers. Paragraph 1º - The Board of Directors, as a decision body, shall carry out the high management of the Company. Paragraph 2º - The Board of Executive Officers is the Company’s representative and executive body, and each one of its members shall act within his/her respective scope of authority, provided that the limits set forth in sections 10, 22 and 32 of these By-laws are observed. Paragraph 3º - The duties and powers vested by law on each management body cannot be assigned to another. Classificado como Público Paragraph 4º - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company shall not be held by the same manager cumulatively. Paragraph 5º - The members of the Board of Directors and of the Board of Officers are released from providing a pledge as guarantee of their term of office. SECTION 18 – Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Board of Officers’ Meetings, as the case may be. Sole Paragraph - The members of the Board of Directors and of the Board of Officers shall take office only after the execution of the term of office, which shall encompass his/her subjection to the arbitration clause referred to in Section 49 of these By-laws, pursuant to any the applicable legal requirements. SECTION 19 – At the taking of office, the Company’s Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere to the terms of the Company’s Policies and Code of Ethics and Conduct. SECTION 20 – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the terms of office provided in these By-laws within the thirty (30) days as of his/her election, everything with no just cause, at the discretion of the Board of Directors. Paragraph 1º - The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective as of such moment to the Company and, to any third parties, after the filling of the document of resignation with the Board of Trade and its publication. Paragraph 2º - Should any position in the Board of Directors be vacant, including the position of Chairman of the Board of Directors, the other Board members, upon decision of the majority of members, shall appoint an alternate member, who shall remain in office until the next Shareholders’ Meeting. The alternate elected by the Shareholders’ Meeting shall remain in office for the remaining period of the replaced member’s term of office. Paragraph 3º - The members of the Board of Directors shall be replaced in the event of absence or impediment by a proxy duly appointed insofar as such proxy is a member of the Board of Directors. Classificado como Público SECTION 21 – Managers shall serve a unified term of two (2) years, with reelection allowed. Sole Paragraph - The terms of office of the Managers shall be extended until the instatement of their elected successors. SECTION II BOARD OF DIRECTORS SECTION 22 – In addition to the duties provided by law, the Board of Directors is responsible for: i. Approving and following up the Company’s annual budget and the Company’s goals actions plan and business strategy plan for the period covered by the budget of the Company and of its controlled companies; ii. Deciding on the issuance of shares and convertible debentures, within the limits of the authorized capital stock as per Section 7 of the present By-laws, as well as non-convertible debentures, and the Board of Directors may also exclude the preemptive rights or reduce the term for its exercise in the issuance of shares and convertible debentures which are placed for sale in the Stock Exchange or by public subscription or exchange for shares in a public tender offer for the acquisition of control under the terms set forth by law and the applicable legislation; iii. iv. Authorizing the issue of commercial papers for public offering; Deciding, when so empowered by the Shareholders’ Meeting, on the conditions for the issue of debentures, the maturity date and conditions, amortization or redemption, the date and conditions for interest payment, profit sharing and refund premium, if any, and the form of subscription or placement, as well as the other types of debentures; v. Authorizing the purchase of shares issued by the Company, for the purposes of cancellation or holding them in treasury and subsequent sale; vi. vii. Deciding on the approval of a program of depository receipts issued by the Company; Deciding on the purchase or sale, in whole or partially, by the Company or by its controlled companies, of interest in the capital stock of other companies, as well as of participation in joint venture, consortium or any similar structure that requires the incorporation of a new company; Classificado como Público viii. Authorizing the Exchange of shares and other securities, as well as the waiver of preemptive rights to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies; ix. x. Authorizing the incorporation or liquidation of subsidiary companies or controlled companies; Authorizing the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders’ agreements; xi. Deciding on the submission to the General Shareholders’ Meeting of loan agreements, management agreements and technical support services agreements between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated, under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, subject to the provisions in Section 10, item x, of these By-Laws; xii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item x, of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, involving amounts equal to or exceeding R$ 50,000,000.00 (fifty million Reais), after prior assessment of the Company’s Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties; xiii. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is higher than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted; xiv. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value exceeds R$500,000,000.00 (five hundred million Reais); xv. Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, exceeds R$50,000,000.00 (fifty million Reais); Classificado como Público xvi. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, over the amount of R$50,000,000.00 (fifty million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points; xvii. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$50,000,000.00 (fifty million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress; xviii. Decide on policies or equivalent documents, to be observed by all officers, members of the Fiscal Council, of the Statutory Audit Committee, and employees of the Company, and of its controlled companies, related to: (a) functional conduct guided by ethical and moral standards (Code of Ethics and Conduct of the Company); (b) the Company's sustainability practices; (c) management compensation; (d) appointment of members of the Board of Directors, its advisory committees, and the Board of Officers; (e) risk management; (f) transactions with related parties; (g) conflict of interests; and (h) trading in the Company's securities; xix. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is greater than R$2,000,000.00 (two million Reais); xx. xxi. Approving the Company’s supplementary pension plan and that of its controlled companies; Electing and dismissing, at any time, the Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Officers and any amendment to the composition and the duties of the members of the Board of Officers; xxii. Dividing the total global remuneration amount established by the Shareholders’ Meeting among the Directors and Officers of the Company, as the case may be; xxiii. Approve its internal rulings, as well as the internal rulings of its advisory committees; Classificado como Público xxiv. xxv. xxvi. Approve the Board of Officers’ internal rulings, with its respective organizational structure; Appointing the Company's representatives in the management of its controlled companies; Electing or dismissing the independent auditors responsible for providing audit services on the Company’s financial statements, after assessment and opinion issued by the Statutory Audit Committee; xxvii. Rendering an prior and grounded opinion for or against any tender offer for the acquisition of shares issued by the Company to be disclosed until fifteen (15) days prior to the publication of the tender offer call notice that shall address, at least,: (i) the convenience and opportunity of the tender offer regarding the interest of the overall shareholders also related to the price and potential impacts for the liquidity of shares; (ii) the repercussions of the tender offer on the Company’s interests; (iii) the strategic plans disclosed by the offeror with regard to the Company; (iv) the options to the acceptance of the tender offer for the acquisition of shares available in the market; and (v) other points the Board of Directors consider pertinent, as well as the information required by the applicable rules set forth by CVM; xxviii. Decide on any subject or proposal to be submitted to the Shareholders’ Meeting and to resolve on its convening, whenever it is necessary; xxix. xxx. review, annually, the corporate governance program, in order to improve it; decide on independent auditors’ annual work plan, after prior assessment of the Statutory Audit Committee of the Company; xxxi. xxxii. Performing any other activities assigned to it by the Shareholders' Meeting; and Deciding the cases not provided for herein and performing other duties not assigned to another body by law or by these By-laws. Sole Paragraph - The Board of Directors may establish differentiated levels of authority for the Board of Officers and down the hierarchical structure of the Company’s administrative organization, always observing the provisions of these By-Laws. SECTION 23 – The Board of Directors is comprised of at least five (5) and at most nineteen (19) permanent members. Classificado como Público Paragraph 1º – At least two (2) or twenty percent (20%) of the members of the Board of Directors, which is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, and shall also be considered independent the Director(s) elected as provided in paragraphs 4 and 5 of Section 141 of Law 6,404/76 and in paragraph 3 of Section 16 of Novo Mercado Rules. Paragraph 2º – Whenever the membership percentage results in a fraction, as a result of the compliance with the percentage set forth in the above paragraph, the number will be rounded up to the immediate following whole number, under the Novo Mercado Rules. Paragraph 3º – The qualification as Independent Directors shall be resolved in the Shareholders’ Meeting that elects them and expressly recorded in its Minutes. SECTION 24 – The Directors shall be elected and dismissible by the Shareholders’ Meeting, and the Board of Directors shall appoint, among them, its Chairman. Paragraph 1º - The member of the Board of Directors shall have a spotless reputation; and except as waived by the Shareholders’ Meeting, the following may not be elected: (i) those who hold positions in companies that might be considered competitors to the Company; or (ii) those who have or represent conflicting interest with that of the Company. Directors shall not be entitled to exercise voting rights or have access to information or take part in Board of Directors’ Meetings in case of impediments specified in this Paragraph 1º, derived from supervening or unknown event, at the time of their elections. Paragraph 2º - Pursuant to Section 156, of Law no. 6,404/76, the right to vote shall not be exercised in the circumstances where there is a conflict of interest with that of the Company. SECTION 25 – The Board of Directors shall meet regularly at least six (6) and up to twelve (12) times per year, and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company’s Chief Executive Officer. Paragraph 1º - The call notices shall be sent by mail or e-mail, delivered at least 7 (seven) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda. Paragraph 2º - The members of the Board are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of Classificado como Público communications are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting. Paragraph 3º - Meetings of the Board of Directors may also be held in the form of a virtual deliberative circuit, aimed at submitting and deliberating matters without the need for meetings to be held in person, by means of audio or videoconferencing. Meetings held in the form of a virtual deliberative circuit must be called, in the form and within the period provided for in this section, accompanied by supporting material and the respective draft minutes of the meeting, and are equated, for all intents and purposes, to their in-person equivalents. Paragraph 4º - The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Officers, other Company’s high ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matter to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote. SECTION 26 – The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote. Sole Paragraph - Minutes shall be drawn up to record the meetings of the Board of Directors, which minutes shall be signed by all Directors that attended such meeting and by the Secretary of the meeting. Subsection I Committees of The Board of Directors SECTION 27 – The Board of Directors, for its advice, may create technical and advisory committees, on a permanent basis or not, whenever it deems necessary. Sole Paragraph - The Board of Directors shall establish the rules applicable to its committees, including rules on authorities, composition, term of office, compensation, operation and scope. SECTION 28 – The Company shall have a Statutory Audit Committee, an advisory body directly under the Board of Directors. Classificado como Público Paragraph 1° – The Statutory Audit Committee shall adopt its own Internal Regulations, approved by the Board of Directors, which shall provide in detail on its functions and on its operational procedures, observing the legislation in force and the rules issued by the regulatory bodies of the financial market and of the stock exchanges where the Company’s securities are listed. Paragraph 2° – The Statutory Audit Committee shall operate permanently and shall be composed of at least 3 (three) and no more than 5 (five) members, appointed by the Board of Directors, for a term of office of 2 (two) years, which shall coincide with the term of office of the members of the Board of Directors, and their appointment shall be limited to a maximum period of 10 (ten) years. Paragraph 3º – In compliance with the rules issued by the regulatory bodies of the financial market: (i) at least 1 (one) of the independent members of the Board of Directors shall also be a member of the Statutory Audit Committee; (ii) at least 1 (one) member of the Statutory Audit Committee shall have recognized experience in matters of corporate accounting; (iii) all members of the Statutory Audit Committee shall be independent members; and (iv) all its members shall meet the requirements provided for in Section 147 of Law 6,404/76. Paragraph 4° - The same member of the Statutory Audit Committee may accumulate both characteristics referred to in items (i) and (ii) of Paragraph 3rd above. Paragraph 5° – Persons who are or have been, in last the 5 (five) years, members of management or employees of the Company, or of its controlled, parent or affiliated companies, or of companies under common control, directly or indirectly, or technical professionals in charge of teams involved in the Company's audit work, or their spouses, relatives through lineal or collateral kinship up to the third degree, and through affinity up to the second degree, shall be prohibited from being members of the Statutory Audit Committee. Paragraph 6° – The Statutory Audit Committee shall have one coordinator elected by the majority of its members, whose activities and duties shall be determined in the Statutory Audit Committee's Internal Regulations. Paragraph 7° – The Statutory Audit Committee shall meet whenever necessary, but at least every two months, so that the accounting information of the Company may always be reviewed by such body before their disclosure. SECTION 29 - The Statutory Audit Committee, among other functions that may be assigned to such body by the Board of Directors or by the applicable regulation, shall be responsible for: Classificado como Público I. issuing its opinion on the hiring and dismissal of the independent auditor responsible for the audit services on the financial statements, as well as any other services, whether or not they are audit services; II. analyzing the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the independent auditors; III. supervising the activities of the independent auditors with the purposes of assessing their independence, the quality and the adequacy of the services provided to the Company, including, to the extent allowed by the legislation, assisting in the solution of any divergences between the management and the independent auditors with respect to the presentation of the financial statements; IV. supervising the activities performed by the internal audit, analyzing, for such purpose, the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the internal auditors; V. supervising and analyzing the effectiveness, quality and integrity of the internal control mechanisms, in order to, among other things, monitor compliance with provisions related to: (i) presentation of the financial statements, including the quarterly financial information and other interim statements; and (ii) the information and measurements disclosed based on adjusted accounting data and on non-accounting data, which add elements that are not provided for in the structure of the usual reports of the financial statements; VI. to have tools for receiving and treatment of information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including provision for specific procedures to protect the provider and confidentiality of information; VII. evaluating whistleblower reports, anonymous or otherwise, related to any accounting, any impact on Sox (Sarbanes-Oxley Act) controls, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken; VIII. examining, assessing and issuing its opinion, previously, on whether the agreements to be executed between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, comply with the standards normally adopted in the market in transactions of the same nature between independent parts, based on the material submitted by the Company's management, and the Statutory Audit Classificado como Público Committee may request additional clarifications or opinions of independent third parties, whenever it deems necessary; IX. preparing summarized annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there are significant divergences among the Company's management, the independent auditors and the Statutory Audit Committee with respect to the Company's financial statements; X. assessing and monitoring the risk exposures of the Company, being authorized to request detailed information on policies and procedures related to: (a) the compensation of the management; (b) the use of the Company's assets; and (c) the expenses incurred on behalf of the Company; XI. evaluating, monitoring and recommending to the Management the correction or improvement of the Company's internal policies, including the policy of transactions with related parties; and XII. evaluating the quarterly information, interim statements and financial statements. Sole Paragraph - The Statutory Audit Committee, by means of resolution passed by the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in the fulfillment of its duties and responsibilities. SECTION 30 - The Statutory Audit Committee shall have operational autonomy and budgetary endowment, within the limits approved by the Board of Directors and in accordance with proposal prepared by the Statutory Audit Committee itself, to conduct or determine the conduction of inquiries, assessments and investigations within the scope of its activities, and it may hire, for such purpose, independent external specialists. SECTION III BOARD OF EXECUTIVE OFFICERS SECTION 31 – The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of three (3) and a maximum of twelve (12) members. All Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Officers, shall be entitled, necessarily, the Chief Executive Officer, the Chief Financial Officer, the Investor Relations Classificado como Público Officer and the Legal Officer, and the others shall be entitled as established by the Board of Directors. Paragraph 1º - In the case of a vacant Officer position, the Board of Directors shall elect a new Officer or an alternate to fill it in for the unexpired term of mandate. Paragraph 2º - In the absence or temporary incapacity of any Officer, an alternate Officer shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Officers. SECTION 32 – Pursuant to the provisions of Section 143, paragraph 2º of Law 6,404/76, it is incumbent upon the Board of Officers, acting as a decision body: i. Approve the proposals, plans and projects to be submitted to the Board of Directors and/or the Shareholders’ Meeting; ii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item x of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, with a value under R$50,000,000.00 (fifty million Reais), after prior assessment of the Company’s Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties; iii. Decide on the participation of the Company or its controlled companies in any association and, once it does not require the incorporation of a company, in any joint venture, consortium or any similar structure; iv. Decide on the appointment of the Company and its controlled companies' representatives in other companies or associations in which they participate; v. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted; Classificado como Público vi. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais); vii. Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, is equal to or lower than R$50,000,000.00 (fifty million Reais); viii. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, equal to or lower than R$50,000,000.00 (fifty million Reais) and over the amount of R$10,000,000.00 (ten million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points; ix. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$10,000,000.00 (ten million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress; x. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is equal to or lower than R$2,000,000.00 (two million Reais); xi. and xii. Approve the execution of collective agreements by the Company or its controlled companies; Establish financial thresholds to be applied down the hierarchical structure of the Company’s administrative organization, based on the limits defined in these By-laws, for the practice of acts and execution of agreements, and those that may be approved for the Company's Board of Officers and attorneys-in-fact by the Board of Directors. Paragraph 1º - The Chief Executive Officer shall, among other attributions, coordinate the activities of the Officers and conduct the execution of the Company’s Management, as follows: Classificado como Público i. ii. iii. iv. v. To guarantee the effectiveness and the proper operation of the Board of Officers; To organize and coordinate, with collaboration of the Secretary, the agenda of the meetings; To convene, directly or through the Secretary collaboration, the Board of Officers’ Meetings; To install and chair the Board of Officers’ Meetings; To coordinate the discussions and resolutions taken in the Board of Officers’ Meetings, promoting participation of all members in decision-making process, observing your independent position and being responsible for the proper operation of the meetings; vi. To combine the Board of Officers’ activities with the interests of the Company, its shareholders and related parties; and vii. To address to the Board of Directors’ Chairman doubts and information requirements of the members of the Board of Officers, in order to facilitate and organize the communication with the Board of Directors. Paragraph 2º - The Investor Relations Officer shall, among other activities, the following attribution: i. To guarantee the relationship with the national and international financial community, ensuring compliance with the obligations of capital market regulators where the company's shares are listed. Paragraph 3º - The Chief Financial Officer shall, among other activities, the following attribution: i. To ensure financial, administrative, economic-managerial and tax procedures. Paragraph 4º - The Legal Officer shall, among other activities, the following attribution: i. To ensure the Company's tutelage and legal support, except for tax matters. SECTION 33 – The Board of Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Officers. Paragraph 1º - The call notices for the meetings of the Board of Officers shall be made by mail or e mail, delivered at least 2 (two) days in advance, except in the cases of evident urgency, at the sole Classificado como Público discretion of the Chief Executive Officer. The call notice shall be waived when all Officers are present. Paragraph 2º - The members of the Board of Officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chief Executive Officer or the alternate thereto until the time of the respective meeting. Paragraph 3º – Meetings of the Board of Officers may also be held in the form of a virtual deliberative circuit, aimed at submitting and deliberating matters without the need for meetings to be held in person, by means of audio or videoconferencing. Meetings held in the form of a virtual deliberative circuit must be called, in the form and within the period provided for in this section, accompanied by supporting material and the respective draft minutes of the meeting, and are equated, for all purposes, to their in-person equivalents. Paragraph 4º - The decisions of the Board of Officers shall be made by majority of votes of the Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw. Paragraph 5º - The meetings of the Board of Officers shall be recorded in minutes, which shall be signed by the attending Officers and by the Secretary. SECTION 34 – The Board of Directors is responsible for determining the limit of authority of each of the Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set forth in Sections 10, 22, 32 and 35 of these By laws and under the law are observed. SECTION 35 – Provided that the limits set forth in Sections 10, 22, 32 and 34 of these By-laws, in the levels of authority established by the Board of Directors and in the law are observed, the Company shall be represented and shall be validly bound by the act or signature of: i. ii. (a) 2 (two) Officers, 2 (two) attorneys, or 1 (one) Officer and 1 (one) attorney, acting jointly; or 1 (one) Officer or 1 (one) attorney, acting individually, in the following cases: To practice acts of simple operational and administrative routines before public bodies and departments, and financial institutions; (b) For judicial, arbitration or defense purposes in proceedings of any kind, by means of a power of attorney ad judicia et extra; Classificado como Público (c) (d) Signing documents that do not result in the assumption of obligations or the waiver of rights; Participation in bidding or competition processes that, in accordance with the legislation in force or the conditions imposed by the public notice, joint representation is not possible; (e) Representing the Company at Shareholders' Meetings and meetings in companies in which it participates; and (f) In exceptional situations defined by the Company's management bodies. Paragraph 1º - The powers of attorney granted by the Company shall be signed by 2 (two) Officers, observing the relevant levels of authority established by these By-laws. Paragraph 2º – The powers of attorney granted by the Company shall specify the powers granted and shall be valid for a maximum of 1 (one) year, with the exception of powers of attorney under the ad judicia et extra clause, which shall be granted for an indeterminate term. The delegation of powers of attorney ad negotia is prohibited. SECTION 36 – The Board of Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to, jointly or severally, practice any act strange to the Company’s corporate purposes. CHAPTER V FISCAL COUNCIL SECTION 37 - The Fiscal Council is the body responsible for the surveillance of the Company’s management acts and of information to shareholders and shall be operated permanently. SECTION 38 - The Fiscal Council shall be comprised of 3 (three) to 5 (five) permanent members and each one shall have an alternate, shareholders or not, elected by the Shareholders’ Meeting. Paragraph 1º – The members of the Fiscal Council shall be independent, and for such, they shall comply with the following requirements: (i) not be or not have been in the past 3 (three) years an employee or manager of the Company or any company controlled thereby or under the common control therewith; and (ii) not receive any remuneration, either directly or indirectly, from the Company or from a company controlled thereby or under the common control therewith, except for the remuneration as member of the Fiscal Council. Individuals who are not qualified as independent, as provided for in this paragraph 1, may not be elected for the Fiscal Council. Classificado como Público Paragraph 2º – The members of the Fiscal Council, effective or alternate, shall take office after the execution of the term of office, which shall encompass their subjection to the arbitration clause referred to in Section 49 of these By-Laws and the compliance with any applicable legal requirements. Paragraph 3º – The term of office of the Fiscal Council’s members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The members of the Fiscal Council shall remain in office until their successors are installed. Paragraph 4º – The members of the Fiscal Council, in their first meeting, shall elect their Chairman, charged with effecting that body’s resolutions. Paragraph 5º – The Fiscal Council may request the Company to appoint qualified staff to provide it clerical and technical support. Paragraph 6º– Upon their installation, the members of the Fiscal Council shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the internal rules of the Fiscal Council, the Company’s Policies and Code of Ethics and Conduct as well as a statement certifying that they are not under any hindrance, as provided for in the Internal Rules of the Fiscal Council. SECTION 39 – In addition to the duties provided for at law, the Fiscal Council shall deliberate on its own Internal Rules. SECTION 40 – The Fiscal Council shall meet regularly every quarter, and specially whenever needed. Paragraph 1º – The meetings shall be convened by the Chairman of the Fiscal Council or by 2 (two) of its members or by the Company’s Chief Executive Officer, and they shall be established upon the attendance of the majority of its members. Paragraph 2º - Members of the Fiscal Council may also participate in meetings via audio, videoconference or virtual deliberative circuit, aimed at submitting matters without the need for meetings to be held in person or remotely (audio or videoconference), without any prejudice to the validity of the decisions taken. In all cases, the members of the Fiscal Council will be considered present at the meeting and must sign the corresponding minutes. Paragraph 3º – The Fiscal Council’s resolutions shall be passed by majority vote, the majority of its members being present, and the dissenting member of the Fiscal Council shall state his/her dissenting opinion on the meeting minutes and shall inform it to the managing corporate bodies and to the Shareholders’ Meeting. Classificado como Público SECTION 41 – The members of the Fiscal Council shall be replaced in their absence or incapacity by their respective alternates. SECTION 42 – In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Fiscal Council fails to appear, for no good reason, at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year. Paragraph 1º – In the event a position in the Fiscal Council becomes vacant, the replacement shall be effected as provided under Section 41 above. Paragraph 2º – If a position in the Fiscal Council becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders’ Meeting shall be convened to elect the alternate. SECTION 43 – The remuneration of the members of the Fiscal Council shall be determined by the Annual Shareholders’ Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each member of the Board of Officers, not counting profit sharing. Sole Paragraph – The acting alternate shall be entitled to the member’s remuneration for the replacement period, counted month by month, on which case the permanent member shall not receive the monthly remuneration. SECTION 44 – As suggested by the Fiscal Council, the Company’s Shareholders’ Meeting shall set aside, on an annual basis, a reasonable amount to pay the expenses incurred by the Fiscal Council, which shall be incurred pursuant to the budget approved by the majority of its members. Paragraph 1º – The Company’s management shall take the actions required for the Company to bear all costs and expenses as approved by the Fiscal Council, provided that the limit established by the Company’s Shareholders’ Meeting is observed. Paragraph 2º – The Fiscal Council, upon decision of the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and assignments, provided that the annual budgetary limit determined by the Shareholders’ Meeting is observed, as provided in the caput of this Section. Classificado como Público CHAPTER VI FISCAL YEAR AND FINANCIAL STATEMENTS SECTION 45 – The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December. SECTION 46 – The Management shall submit to the Annual Shareholders’ Meeting together with the financial statements, a proposal for employee profit sharing and for the destinations of the net income of the year. Paragraph 1º - The net income shall have the following destination: (i) (ii) 5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital; and 25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law no. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders Paragraph 2º – The net income balance not allocated to the payment of the mandatory minimum dividend shall be allocated to a supplementary reserve for the expansion of corporate business, including, but not limited to: investments in infrastructure, and in the development of products and services. The reserve provided in this Paragraph 2º shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders’ Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization. Paragraph 3º - The management may pay or credit interest on capital as provided under paragraph 7, of Section 9 of Law No. 9,249/95 and applicable laws and regulations, as well as intermediate and interim dividends, which can be deducted from the mandatory dividends under Section 202 of Law No. 6,404/76, including on the basis of interim financial statements, half-yearly, quarterly or monthly, provided under these By-laws, by resolution of the Board of Directors. Paragraph 4º - The authorization stated in the paragraph 3º above, is equally applied in case of any declaration of intermediate and interim dividends or interest on capital stock, account of retained earnings or account of profit reserves existing. Paragraph 5º - Dividends not received or claimed within a period of 3 (three) years, counting from the date they were made available to the shareholder, shall be reverted to the Company. Classificado como Público CHAPTER VII LIQUIDATION SECTION 47 – The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders’ Meeting, which shall determine the method of liquidation, elect the liquidator and install the Fiscal Council for the liquidation period, electing its members and determining their respective remuneration. CHAPTER VIII DISPOSAL OF CORPORATE CONTROL SECTION 48 – The disposal of corporate control, directly or indirectly, through as sole transaction or as successive ones, shall be concluded under a condition that the Buyer of the Company’s Control undertakes to make a public tender offer to acquire all shares, issued by the Company owned by the other shareholders, and this public tender offer must comply with terms and conditions set forth in the statutory laws and regulations in force and the Novo Mercado Rules, so as to warrant that shareholders shall be given the same treatment as the transferor. CHAPTER IX ARBITRATION SECTION 49 – The Company, its Shareholders, Managers and The Fiscal Council members, effective or alternate, if applicable, shall refer to arbitration before the Market Arbitration Panel, according its regulations, any controversies that may arise among them, with relation to or origin on the condition of issuer, shareholders, officers and members of the Fiscal Council, in particular, derived from the provisions set forth in the Law nº 6,385/76, Law nº 6,404/76, Company’s By-laws, rules enacted by the National Monetary Council, the Central Bank of Brazil and Securities and Exchange Commission of Brazil as well as in any other applicable rules to the functioning of the overall capital markets, in addition to the rules set forth in the Novo Mercado Rules, other B3 regulations and the Novo Mercado Agreement. CHAPTER X DELISTING OF THE COMPANY OF NOVO MERCADO LISTING SEGMENT SECTION I GENERAL PROVISIONS Classificado como Público SECTION 50 – The Company’s delisting of Novo Mercado listing segment may occur, pursuant to Sections II and III below, according to: I. II. III. the decision of the controlling shareholder or of the Company; the non-compliance with obligations under the Novo Mercado Rules; and the cancellation of the Company's publicly-held registration or the conversion of the CVM registration category, in which case the provisions set forth in the legislation and regulations in force shall be observed. SECTION II VOLUNTARY DELISTING OF THE COMPANY SECTION 51 – The voluntary delisting from the Novo Mercado listing segment will only be granted by B3, if it is preceded by a public tender offer for the acquisition of shares that observes the procedures provided in CVM instructions for cancellation of registration as a publicly held company and in the Novo Mercado Rules. Sole Paragraph - The voluntary delisting from the Novo Mercado listing segment may occur regardless of the public tender offer for the acquisition of shares mentioned above in the event of dismissal approved by the Shareholders’ Meeting, in accordance with the Novo Mercado Rules. SECTION III COMPULSORY DELISTING OF THE COMPANY SECTION 52 – The application of penalty for compulsory delisting from the Novo Mercado listing segment depends on a public tender offer for the acquisition of shares with the same characteristics as the public tender offer for the acquisition of shares as a result of voluntary delisting from the Novo Mercado listing segment, as provided in Section 51 above. Sole Paragraph - In the event of not reaching the percentage level equivalent to 1/3 (one third) of the outstanding shares, after the public tender offer for acquisition of shares, the shares issued by the Company will still be traded for a period of 6 (six) months in that segment, counted from the auction of the public tender offer for the acquisition of shares, without prejudice to the application of a financial penalty. Classificado como Público CHAPTER XI CORPORATE RESTRUCTURING SECTION 53 - In the event of a corporate restructuring that involves the transfer of the Company's shareholding base, the resulting companies shall request admission to the Novo Mercado listing segment within 120 (one hundred and twenty) days from the date of the Shareholders’ Meeting that resolved on the said restructuring. Sole Paragraph - In the event that the restructuring involves resulting companies that do not intend to request admission to the Novo Mercado listing segment, the majority of the holders of the outstanding shares of the Company present at the Shareholders’ Meeting shall agree to this corporate structure. CHAPTER XII GENERAL PROVISIONS SECTION 54 – Upon the Company’s admission to the Novo Mercado Rules of B3 S.A. - Brasil, Bolsa, Balcão (“Novo Mercado” and “B3”, respectively): I. The Company, its shareholders, including controlling shareholders, Senior Managers and members of the Fiscal Council, as installed, shall be subject to the provisions of the Novo Mercado Rules; II. The capitalized terms in the present By-laws that have not been defined herein shall have the meaning attributed to them in the Novo Mercado Rules; and III. The provisions of the Novo Mercado Rules shall supersede statutory provisions, in case of harm to the rights of addressees of the public tender offers provided for herein. SECTION 55 – The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, and to the shareholders of which shall be granted ample access to the report on that analysis. Classificado como Público SECTION 56 – These By-laws shall be interpreted in good faith. The shareholders and the Company shall act, in their relationship, with the strictest good faith, subjectively and objectively. SECTION 57 – This instrument is governed by the laws of Federative Republic of Brazil. * * * * * * * * * * Classificado como Público

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 30, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer